PURCHASE AGREEMENT
DATED AS OF
November 5, 2009
BY AND BETWEEN
DOW CORNING CORPORATION
AND
GLOBE SPECIALTY METALS, INC.

EXHIBIT A	ALLOY CROSS-LICENSE AGREEMENT
EXHIBIT B	BRAZILIAN CROSS-LICENSE AGREEMENT
EXHIBIT C	KNOWLEDGE
EXHIBIT D	TITLE COMMITMENT
EXHIBIT E	PURCHASE PRICE ADJUSTMENT ILLUSTRATION
EXHIBIT F	ALLOY JV LLC AGREEMENT
EXHIBIT G	ALLOY OUTPUT AND SUPPLY AGREEMENT
EXHIBIT H	SUPPLY AGREEMENT AMENDMENT
EXHIBIT I	WOODCHIP AGREEMENT
EXHIBIT J	ELECTRODE AGREEMENT
EXHIBIT K	GMIC SUPPLY AGREEMENT
EXHIBIT L	LEGAL OPINION

v

INDEX OF DEFINED TERMS

Accounting Referee	15
Action	25
Affected Employees	54
Agreement	1
Agua Azul	1
Alloy Balance Sheet	1
Alloy Business	1
Alloy Cross-License Agreement	2
Alloy Facility	2
Alloy Financial Statements	23
Alloy Interests	2
Alloy Interests Contribution	14
Alloy JV	2
Alloy JV LLC Agreement	18
Alloy Net Working Capital	2
Alloy Output and Supply Agreement	19
Alloy Total Current Assets	2
Alloy Total Current Liabilities	2
Alternative Transaction	54
Ancillary Agreements	2
Boiler No. 4 Environmental Costs	2
Books and Records	2
Brazilian Balance Sheet	3
Brazilian Business	3
Brazilian Cross-License Agreement	3
Brazilian Entities	3
Brazilian Financial Statements	23
Brazilian Interests	3
Brazilian Interests Consideration	14
Brazilian Net Working Capital	3
Brazilian Purchase Agreement	3
Brazilian Tax Cap	3
Brazilian Total Current Assets	3
Brazilian Total Current Liabilities	3
Business Day	4
Business Documents	26
Camargo Purchase Agreement	4
Chemical Grade Silicon	4
Cleanup	4
Closing	17
Closing Alloy Net Working Capital	15
Closing Alloy Net Working Capital Statement	14
Closing Brazilian Net Working Capital	14

Closing Brazilian Net Working Capital Statement	14
Closing Combined Net Working Capital	4
Closing Combined Net Working Capital Excess	4
Closing Combined Net Working Capital Shortfall	4
Closing Date	4
Closing Date Alloy Balance Sheet	15
Closing Date Brazilian Balance Sheet	14
Code	5
Confidentiality Agreement	48
Consideration	14
Contract	5
Contribution Agreement	5
DCC	1
DCC Alloy	5
DCC Brazil	5
DCC Fundamental Representations	61
DCC Indemnified Persons	64
DCC Material Adverse Effect	5
DCC Solar Grade Technology	5
Disclosure Letter	20
dispose	74
Due Date	72
Electrode Agreement	19
Elkem Purchase Agreement	5
Employee Plans	27
Employee Proprietary Information Agreements	36
Employees	28
End Date	63
Environmental Claim	5
Environmental Laws	6
Environmental Liabilities	6
Environmental Liability Cap	6
ERISA	27
ERISA Affiliate	28
Exchange Act	6
Excluded Liabilities	6
Final Negative Working Capital Adjustment	7
Final Positive Working Capital Adjustment	7
Foreign Benefit Plan	29
GAAP	14
Garnet	1
Globe Fundamental Representations	65
Globe Indemnified Persons	67
Globe Knowledge Parties	7
Globe Mark	59

Globe Material Adverse Effect	7
Globe Solar Grade Technology	8
GMI	1
GMIC	8
GMIC Supply Agreement	56
Governmental Approvals	26
Governmental Authority	8
Governmental Order	8
GSM Alloys I	8
GSM Alloys II	8
GSMNL	8
Hazardous Materials	8
Improvements	38
Indebtedness	9
Indemnified Person	68
Indemnitor	68
Indemnity Reduction Amounts	70
Intellectual Property	9
Interests	9
Knowledge	9
Law	9
Lease	9
Leased Real Property	37
Liability	9
License Period	59
Lien	9
Losses	10
Material Contracts	33
Maximum Combined Net Working Capital	10
Minimum Combined Net Working Capital	10
Mining Rights	27
Net Working Capital Adjustment Ratio	10
Off-the-Shelf Software	10
Owned Real Property	37
Permits	10
Permitted Liens	10
Person	11
Personal Property Leases	38
Plans for Recovery of Degraded Areas	11
Post-Closing Tax Period	11
Pre-Closing Alloy Net Working Capital Statement	14
Pre-Closing Brazilian Net Working Capital Statement	14
Pre-Closing Combined Net Working Capital	11
Pre-Closing Combined Net Working Capital Excess	11
Pre-Closing Combined Net Working Capital Shortfall	11

Pre-Closing Statements	14
Pre-Closing Tax Period	11
Pre-Closing Tax Proceeding	74
Purchase Price Cap	11
Real Property	37
Reflorestadora	11
Registered Intellectual Property	35
Release	11
Representative	12
Requisite Regulatory Approvals	60
Restricted Employees	12
Restructuring Transactions	55
Securities Act	12
Seller Entities	6
Shared Contracts	12
Solar Grade Materials	50
Solar Grade Registry	49
Solar Grade Silicon	12
Straddle Period	12
Subject Entities	12
Subject Entity Intellectual Property	36
Subsidiary	12
Supply Agreement Amendment	19
Tax	12
Tax Audit	13
Tax Proceeding	73
Tax Return	13
Taxes	12
Technology Restrictions	50
Third Party	13
Title Commitment	13
Transfer Taxes	73
WARN Act	31
Woodchip Agreement	19
WV Alloys	13

PURCHASE AGREEMENT
          THIS PURCHASE AGREEMENT (this “Agreement”), dated as of November 5, 2009, is entered into by and between DOW CORNING CORPORATION, a Michigan corporation (“DCC”), and GLOBE SPECIALTY METALS, INC., a Delaware corporation (“Globe”).
W I T N E S S E T H:
          WHEREAS, DCC, and Globe desire to enter into a joint venture arrangement whereby (i) DCC, through DCC Alloy, desires to contribute cash to Alloy JV in exchange for the issuance by Alloy JV of interests in Alloy JV constituting 49% of the then issued and outstanding Alloy Interests, following the contribution of certain assets related to the Alloy Business to Alloy JV and the assumption by Alloy JV of certain liabilities related to the Alloy Business, all on the terms and conditions set forth herein and (ii) DCC, Globe and Globe Metallurgical Inc., a Delaware corporation and a wholly-owned subsidiary of Globe (“GMI”), will each enter into with Alloy JV the Alloy Output and Supply Agreement and DCC, DCC Alloy, Globe, GSM Alloys I and GSM Alloys II will each enter into with Alloy JV the Alloy JV LLC Agreement; and
          WHEREAS, DCC, through DCC Brazil, desires to purchase, and Globe, through GSMNL, desires to sell to DCC, all of the equity interests of GMIC on the terms and conditions set forth herein and in the Brazilian Purchase Agreement.
          NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1 Definitions. When used in this Agreement, the following terms shall have the respective meanings specified below:
          “Agua Azul” means Agua Azul Produtos Florestais e Comercio de Madeiras Ltda., a Brazilian limited liability company, all of whose equity interests will be directly owned by GMIC immediately prior to the Closing.
          “Alloy Balance Sheet” means the unaudited pro forma balance sheet of the Alloy Business as of September 30, 2009 after giving effect to the Restructuring Transactions, as set forth on Section 1.1(a) of the Disclosure Letter.
          “Alloy Business” means the operation of the plants which will be owned by Alloy JV following the Restructuring Transactions, the production of chemical and metallurgical grade silicon and other materials manufactured at such plants and other matters incidental thereto.

          “Alloy Cross-License Agreement” means that certain Intellectual Property Cross-License Agreement by and between GMI and Alloy JV, dated as of November 5, 2009 and set forth on Exhibit A hereto.
          “Alloy Facility” means the property owned by WV Alloys prior to the Restructuring Transactions and Alloy JV following the Restructuring Transactions, located at Route 60, Box 158, Alloy, West Virginia 25002, including, the facility and all associated operations.
          “Alloy Interests” means all of the equity interests of Alloy JV.
          “Alloy JV” means WVA Manufacturing, LLC, a Delaware limited liability company formed by GMI and WV Alloys and to which certain assets and liabilities of the Alloy Business have been contributed, directly or indirectly, by GMI and WV Alloys, all as more fully provided herein and which entity shall be owned by GSM Alloys I and GSM Alloys II as of the Closing as a result of the Restructuring Transactions.
          “Alloy Net Working Capital” means the Alloy Total Current Assets minus the Alloy Total Current Liabilities.
          “Alloy Total Current Assets” means the current assets of Alloy JV calculated in accordance with Section 2.3 hereof.
          “Alloy Total Current Liabilities” means the current liabilities of Alloy JV calculated in accordance with Section 2.3 hereof; provided that notwithstanding anything contained in this Agreement to the contrary, including the requirements of GAAP, Alloy Total Current Liabilities shall include the non-current Liabilities identified on Section 2.3 of the Disclosure Letter.
          “Ancillary Agreements” means the Alloy Management Services Agreement, the Alloy Output and Supply Agreement, the Alloy JV LLC Agreement, the Alloy Electrode Agreement, the Alloy Cross-License Agreement and the Brazilian Cross-License Agreement.
          “Books and Records” means the originals or copies of all customer lists, sales records, financial records, compliance records, data files, personnel records and other materials prepared for the Brazilian Business or the Alloy Business, Tax records and other books and records, each in the possession or control of the Subject Entities or any of their affiliates, in each case, relating primarily to the Brazilian Business or the Alloy Business, whether or not stored in hardcopy form or on magnetic or optical media.
          “Boiler No. 4 Environmental Costs” means costs associated with bringing Boiler No. 4 at the Alloy Facility back into compliance for normal operations in a manner that is consistent with Environmental Laws, Permits or other requirements then applicable, including but not limited to air and/or water permit modifications and compliance requirements there under, asbestos abatement, and disposal of any resulting debris or fill material.

          “Brazilian Balance Sheet” means the unaudited pro forma consolidated balance sheet of GMIC as of September 30, 2009 after giving effect to the Restructuring Transactions, as set forth on Section 1.1(b) of the Disclosure Letter.
          “Brazilian Business” means the business and operations of the Brazilian Entities as of the date hereof, including the manufacture of chemical grade silicon and other materials by the Brazilian Entities, the sale of all materials so produced and other actions incidental thereto, including the forestry operations and the mining rights to certain raw materials, but excluding those certain assets and liabilities of the Brazilian Entities to be transferred to Globe and/or its affiliates at or prior to the Closing pursuant to the Restructuring Transactions.
          “Brazilian Cross-License Agreement” means the that certain Intellectual Property Cross-License Agreement by and between GMI and GMIC, dated as of November 5, 2009 and set forth on Exhibit B hereto.
          “Brazilian Entities” means collectively (i) GMIC, (ii) Reflorestadora and (iii) Agua Azul.
          “Brazilian Interests” means all of the issued and outstanding equity interests of GMIC.
          “Brazilian Net Working Capital” means the Brazilian Total Current Assets minus the Brazilian Total Current Liabilities.
          “Brazilian Purchase Agreement” means that certain Purchase Agreement, dated as of the date hereof, by and between DCC and Globe with respect to the purchase by DCC Brazil, from GSMNL of the Brazilian Interests.
          “Brazilian Tax Cap” means $22,500,000.
          “Brazilian Total Current Assets” means the current assets of the Brazilian Entities calculated in accordance with Section 2.3 hereof less the amount of cash of GMIC used to calculate the net Indebtedness of GMIC as of the Closing pursuant to Section 2.2.
          “Brazilian Total Current Liabilities” means the current liabilities of the Brazilian Entities calculated in accordance with Section 2.3 hereof; provided that notwithstanding anything contained in this Agreement to the contrary, including the requirements of GAAP, Brazilian Total Current Liabilities shall include (x) the non-current Liabilities identified on Section 2.3 of the Disclosure Letter and (y) an appropriate accrual, in accordance with GAAP, for “Accrued Taxes Payable,” less the sum of assets under (i) “Income Tax Advances” (but, without duplication of any amounts reflected as Brazilian Total Current Assets) and, (ii) to the extent, but only to the extent, necessary to offset Accrued Taxes Payable (net of Income Tax Advances), “Income Tax Recoverable” (but, for the avoidance of doubt, not other long-term tax assets identified on the Brazilian Balance Sheet). In addition, there shall be no accruals, as current assets or current liabilities, on the Closing Brazilian Net Working Capital Statement for the line items: “Deferred Tax Assets,” “Deferred Tax Liabilities” or, to the extent constituting a part of the Indebtedness that is part of the calculation of Brazilian Interest Consideration, “Current Portion of Long-Term Debt” on the Closing Brazilian Net Working Capital Statement.
          “Business Day” means any day other than Saturday, Sunday and any day on which banking institutions in the State of New York or the State of Sao Paulo, Brazil are authorized or obligated by Law or other governmental action to close.
          “Camargo Purchase Agreement” means the Stock Purchase and Sale Agreement dated as of January 16, 2007, among Camargo Correa S.A., Globe, Camargo Correa Metais S.A. and Reflorestadora.
          “Chemical Grade Silicon” means any silicon metal used for the production of silicon based chemicals or their derivatives, including but not limited to silicones, organosilanes, silanes and halosilanes.
          “Cleanup” means all actions required by Environmental Laws or expressly environmental-related contractual obligations with Third Parties to: (1) cleanup, remove, treat, reclaim or remediate Hazardous Materials in the indoor or outdoor environment; (2) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health, safety or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; (4) respond to any requests for information or documents relating to cleanup, removal, treatment, reclamation or remediation or potential cleanup, removal, treatment, reclamation or remediation of Hazardous Materials in the indoor or outdoor environment; or (5) perform reclamation or remediation of damaged or degraded natural resources.
          “Closing Combined Net Working Capital” means the sum of (i) the Closing Brazilian Net Working Capital as finally determined and (ii) an amount equal to the product of (a) forty-nine percent (49%) and (b) the Closing Alloy Net Working Capital as finally determined.
          “Closing Combined Net Working Capital Excess” means the positive amount, if any, by which (i) the Closing Combined Net Working Capital exceeds (ii) the Maximum Combined Net Working Capital.
          “Closing Combined Net Working Capital Shortfall” means the positive amount, if any, by which (i) the Minimum Combined Net Working Capital exceeds (ii) the Closing Combined Net Working Capital.
          “Closing Date” means the date and time as of which the Closing actually takes place.
          “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
          “Contract” means, with respect to any Person, any legally binding agreement, arrangement, undertaking, contract, commitment, obligation, indenture, deed of trust or other instrument, document or agreement (whether written or oral) by which that Person, or any amount of its properties or assets, is bound or subject.
          “Contribution Agreement” means that certain Asset Contribution and Membership Interest Subscription Agreement by and among GMI, WV Alloys and Alloy JV, dated as of October 28, 2009.
          “DCC Alloy” means Dow Corning Enterprises, Inc., a Delaware corporation and wholly-owned subsidiary of DCC, through which DCC shall acquire the Alloy Interests.
          “DCC Brazil” means Garnet Participações Ltda., a limited liability company duly organized and existing under the laws of the Federative Republic of Brazil, registered as taxpayer under CNPJ/MF No. 11.223.712/0001-96, with head office on Avenida das Nações Unidas, 12901, 4th floor, suite 402, Room 1, Torre Norte, Brooklin, Zip Code 04578-000, in the City of São Paulo, State of São Paulo.
          “DCC Material Adverse Effect” means any change, event, development or effect that, individually or in the aggregate, has impaired, hindered, delayed or adversely affected, or would reasonably be expected to impair, hinder, delay or adversely affect, in any material respect the ability of the DCC to perform its obligations under this Agreement and the Ancillary Agreements or to consummate the transactions contemplated hereby and thereby.
          “DCC Solar Grade Technology” means any Intellectual Property related to the production of Solar Grade Silicon that (i) was or is developed or acquired by DCC or its affiliates prior to the date of this Agreement or, without violation of the Technology Restrictions, after the date hereof, or (ii) was or is disclosed to DCC or its affiliates by a Third Party not under an obligation not to disclose the Globe Solar Grade Technology prior to or after the date of this Agreement.
          “Elkem Purchase Agreement” means the Globe Asset Purchase Agreement, dated as of November 11, 2005, by and among GMI, Elkem Metals Company — Alloy L.P. and Elkem Materials, Inc.
          “Environmental Claim” means any notice (written or oral) by any Person or entity alleging potential Liability (including, without limitation, potential Liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, illegal deforestation activities, conservation area damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or Release into the environment of any Hazardous Material at any location, whether or not owned by a Subject Entity, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.
          “Environmental Laws” means all federal, state, local and foreign laws (including common laws) and regulations relating to pollution or protection of human health and occupational safety, the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) and natural resources, including, without limitation, laws and regulations relating to exposure, emissions, discharges, Cleanup, Releases or threatened Releases of Hazardous Materials, Permits, forestry, mining, property transfer or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
          “Environmental Liabilities” means all Liabilities arising out of, or resulting from, any conditions existing on or prior to the Closing Date, whether disclosed or undisclosed, at any location, including, without limitation, (i) any Environmental Claims or Liabilities arising out of, relating to or resulting from any actions or omissions, of any Subject Entity or any parent or affiliate, subsidiaries or predecessors thereto (collectively the “Seller Entities”), (ii) all Environmental Claims arising out of, relating to or resulting from any property formerly owned, leased or operated by any Seller Entity; (iii) all Liabilities, including any Environmental Claims, arising out of, relating to or resulting from the off-site transportation, treatment, storage, Release, Cleanup or disposal of Hazardous Materials that are generated at and/or transported from any Seller Entity, operation or business prior to or on the Closing Date; and (iv) all fines and penalties arising out of Environmental Claims against any Seller Entity in existence prior to the Closing Date, or that are imposed after the Closing Date, that relate to any Seller Entity’s violation of or non-compliance with any Environmental Laws, which violation or non-compliance occurred or is alleged to have occurred on or prior to the Closing Date. For the avoidance of doubt, Environmental Liabilities shall include without limitation, (x) Liabilities associated with the Jarrett Branch landfill site, (y) Liabilities arising out of or relating to any removal, demolition, disposal or related Cleanup costs associate with any of the unused boilers (as of the Closing) at the Alloy Facility and (z) Boiler No. 4 Environmental Costs. For the avoidance of doubt, non-compliance with Environmental Laws, as referenced in clause (iv) above, shall be measured by the Laws in effect on the Closing Date.
          “Environmental Liability Cap” means an amount equal to the sum of (i) $20,000,000, (ii) the amount of any Environmental Liabilities associated with the Jarrett Branch landfill site and (iii) Boiler No. 4 Environmental Costs, but, in any event, not more than $25,000,000, in the aggregate with respect to clauses (i), (ii) and (iii).
          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
          “Excluded Liabilities” means Liabilities (i) required in accordance with GAAP to be reflected on a balance sheet of the Brazilian Business or the Alloy Business on the Closing Date other than as current Liabilities under GAAP (unless, and to the extent, reflected on the Closing Brazilian Net Working Capital Statement or the Closing Alloy Net Working Capital Statement), (ii) that in accordance with the terms of this Agreement were required to have been cancelled or forgiven prior to the Closing Date, and (iii) with respect to Alloy JV, identified in Items 3, 4 (solely with respect to customers of GMI), 5, 6, 10, 11, 13 and 17 of Schedule II to the Contribution Agreement. For the avoidance of doubt, the term “Excluded Liabilities” does not include Environmental Liabilities or Liabilities for Taxes, in either instance attributable to pre-Closing periods (each of which is subject to a separate indemnity).

          “Final Negative Working Capital Adjustment” means the amount, if any, by which the Consideration actually paid at the Closing must be decreased so that parties would receive, after giving effect to such decrease, Consideration which was adjusted based on the Closing Combined Net Working Capital, rather than the Pre-Closing Combined Net Working Capital. A Final Negative Working Capital Adjustment will occur if there was a Pre-Closing Combined Net Working Capital Excess or Shortfall, but the Closing Combined Net Working Capital is less than the Pre-Closing Combined Net Working Capital.
          “Final Positive Working Capital Adjustment” means the amount, if any, by which the Consideration actually paid at the Closing must be increased so that parties would receive, after giving effect to such increase, Consideration which was adjusted based on the Closing Combined Net Working Capital, rather than the Pre-Closing Combined Net Working Capital. A Final Positive Working Capital Adjustment will occur if there was a Pre-Closing Combined Net Working Capital Excess or Shortfall, but the Closing Combined Net Working Capital is more than the Pre-Closing Combined Net Working Capital.
          “Globe Knowledge Parties” means those Persons set forth in Exhibit C.
          “Globe Material Adverse Effect” means any state of facts, circumstance, change, event, development or effect that, individually or in the aggregate, (A) has or would reasonably be expected to have a material adverse effect on the aggregate assets, aggregate liabilities, business, results of operations or financial condition of the Brazilian Business and/or the Alloy Business, individually or in the aggregate, other than, in each case, any change, event, development or effect that results from or is related to (i) changes in Law, GAAP or other applicable accounting standards or the interpretations thereof so long as such state of acts, events, circumstances, changes or effects do not have a materially disproportionate effect on either the Brazilian Business or the Alloy Business as compared to other companies in the industries in which they operate, (ii) changes affecting any of the industries in which the Brazilian Business or the Alloy Business operate in the U.S. or worldwide so long as such state of acts, events, circumstances, changes or effects do not have a materially disproportionate effect on either the Brazilian Business or the Alloy Business as compared to other companies in the industries in which they operate, or (iii) the announcement of this Agreement or the taking of any action required by this Agreement and the Ancillary Agreements, or the not taking of any such action at the request of DCC, including the loss of employees, customers, suppliers or distributors as a result thereof other than as a result of Globe’s failure to comply with its obligations under Section 6.1 hereof or (B) materially impairs or delays (or could reasonably be expected to materially impair or delay) the ability of Globe or its affiliates (including Alloy JV) to consummate the transactions contemplated by this Agreement or any Ancillary Agreement.
          “Globe Solar Grade Technology” means that certain Intellectual Property provided to GMIC by Solsil, Inc. or its affiliates after May 1, 2008 and prior to the date of this Agreement for the development of Solar Grade Silicon.
          “GMIC” means (i) prior to the Restructuring Transactions, Globe Metais Industria E Comercio S/A, a Brazilian company, and (ii) following the Restructuring Transactions, Globe

Metais Industria E Comercio Ltda., a Brazilian limited liability company, all of whose equity interests will be, immediately prior to the Closing, directly owned by GSMNL.
          “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or regulation, including any domestic (federal, state or local), foreign or supranational governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrative body or any self-regulatory or quasi-governmental organization.
          “Governmental Order” means any binding order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority (in each such case whether preliminary or final).
          “GSM Alloys I” means GSM Alloys I Inc., a Delaware corporation and a wholly-owned subsidiary of Globe.
          “GSM Alloys II” means GSM Alloys II Inc., a Delaware corporation and a wholly-owned subsidiary of Globe.
          “GSMNL” means GSM Netherlands B.V., a private limited liability company organized under the laws of the Netherlands, all of whose equity interest will be, at the Closing, directly owned by Globe.
          “Hazardous Materials” means any substance, material, pollutant or waste which is regulated by Environmental Law because of its hazardous or deleterious qualities, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “extremely hazardous waste,” “dangerous substance,” “explosive,” “contaminant,” “pollutant,” “toxic substances and/or waste,” “inhalation hazard,” “industrial residues” or by words of similar meaning under any provision of Environmental Law, and including but not limited to petroleum, petroleum products, asbestos, asbestos-containing material, urea formaldehyde, polychlorinated biphenyls (PCBs), lubricants, solvents, scrap (including pesticides and associated packaging), incinerator, mining, mineral and foundry waste, toxic mold and carcinogen or suspected carcinogens.
          “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money (including all accrued and unpaid interest and all prepayment penalties or premiums), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar debt instruments (including all accrued and unpaid interest and all prepayment penalties or premiums), (iii) all obligations of others secured by any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (iv) all letters of credit issued for the account of such Person, (v) all obligations of such Person in respect of interest rate and currency swap obligations, (vi) any outstanding obligations of such Person to pay any dividend to the holders of such Person’s capital stock that have not been satisfied in full, and (vii) all guarantees of or by such Person of any of the matters described in clauses (i) — (vi); provided, however, that Indebtedness, other than for purposes of

Section 6.9 hereof, shall not include the Liabilities set forth on Section 2.3 of the Disclosure Letter.
          “Intellectual Property” means all intellectual property rights in any jurisdiction including all (i) copyrights, (ii) patents and industrial designs, including all divisions, continuations, continuations-in-part, or patents issued thereon or reissues thereof, (iii) computer programs, databases, compilations and data, and all documentation related to any of the foregoing, (iv) trademarks, service marks, trade names, domain names, designs, logos, emblems, signs or insignia, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing, (v) registrations and applications relating to any of the foregoing, and (vi) confidential information and trade secrets.
          “Interests” means collectively, (i) the Brazilian Interests and (ii) the Alloy Interests.
          “Knowledge” means the actual knowledge of any specified parties, which includes the knowledge such party reasonably should have known in the reasonable conduct of his or her duties.
          “Law” means any law (including common law), ordinance, writ, directive, judgment, order, decree, injunction, statute, treaty, rule, regulation, regulatory requirement or determination of (or an agreement with) a Governmental Authority.
          “Lease” means any leases, licenses or other occupancy agreements (excluding easements and rights of way) related to the Leased Real Property, together with all amendments, modifications or supplements thereto, providing for annual rents of not less than $100,000 or which are otherwise material.
          “Liability” means any debt, liability, penalty, commitment, obligation, claim or cause of action of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, absolute or contingent, or otherwise.
          “Lien” means any and all liens, easements, covenants, rights of way, title defects, encumbrances, options to purchase or lease or otherwise acquire any interest, conditional sales agreement, charges, security interests, options, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer of any nature whatsoever.
          “Losses” means any and all actual losses, liabilities, damages, judgments, settlements and expenses (including interest and penalties recovered by a Third Party with respect thereto) and reasonable attorneys’ fees and expenses and reasonable accountants’ fees and expenses incurred in the defense of any of the same or in asserting, preserving or enforcing any of the rights of an Indemnified Person arising under ARTICLE IX or ARTICLE X incurred by any Indemnified Person, whether or not involving a Third Party claim.

          “Maximum Combined Net Working Capital” means nine million three hundred thousand dollars (U.S. $9,300,000).
          “Minimum Combined Net Working Capital” means seven million three hundred thousand dollars (U.S. $7,300,000).
          “Net Working Capital Adjustment Ratio” means 3 : 4, the ratio between the Brazilian Interests Consideration and the Alloy Interests Contribution, in each case, without taking into account any adjustment pursuant to Section 2.3 hereof.
          “Off-the-Shelf Software” means commercially available off-the-shelf software owned by a Third Party that (i) has not been configured or customized for the user and (ii) is licensed to the user for a one-time or annual fee of $25,000 or less.
          “Permits” means all licenses, franchises, permits, certificates, approvals, accreditations or other similar authorizations from any Governmental Authority required for, affecting, or relating in any way to, the Alloy Business and/or the Brazilian Business.
          “Permitted Liens” means (i) statutory Liens for Taxes not yet due and payable, or Liens for Taxes which are being diligently contested in good faith by appropriate proceedings, for which adequate reserves have been established in accordance with GAAP on the Alloy Balance Sheet or the Brazilian Balance Sheet, (ii) Liens of any materialmen, mechanics, workmen, repairmen, contractors, warehousemen, carriers, suppliers, vendors or equivalent Liens arising in the ordinary course of business of the applicable Person consistent with past practice in respect of amounts that are not yet due or payable, or the validation or amount of which is being contested in good faith by appropriate proceedings, for which adequate reserves have been reflected on the Alloy Balance Sheet or the Brazilian Balance Sheet, (iii) the Liens set forth on Section 1.1(c) of the Disclosure Letter or (iv) any other Liens on an asset that do not, individually or in the aggregate, materially and adversely affect the value of, or impair the right or ability to use or operate, such asset in the ordinary course of business of the applicable Person consistent with past practice.
          “Person” means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity or group (as defined in the Exchange Act).
          “Plans for Recovery of Degraded Areas” means a specific environmental report, required in the case of mining activity, for the regular operation of the Brazilian Entities, which considers the activities of recovery to be conducted after exhaustion or deactivation of mines, and is presented and approved by the responsible environmental agency.
          “Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.
          “Pre-Closing Combined Net Working Capital” means the sum of (i) the Brazilian Net Working Capital as reflected on the Pre-Closing Brazilian Net Working Capital Statement

and (ii) an amount equal to the product of (a) forty-nine percent (49%) and (b) the Alloy Net Working Capital as reflected on the Pre-Closing Alloy Net Working Capital Statement.
          “Pre-Closing Combined Net Working Capital Excess” means the positive amount, if any, by which (i) the Pre-Closing Combined Net Working Capital exceeds (ii) the Maximum Combined Net Working Capital.
          “Pre-Closing Combined Net Working Capital Shortfall” means the positive amount, if any, by which (i) the Minimum Combined Net Working Capital exceeds (ii) the Pre-Closing Combined Net Working Capital.
          “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.
          “Proprietary Globe Solar Grade Technology” means Globe Solar Grade Technology that (i) is not in the public domain and (ii) is not DCC Solar Grade Technology.
          “Purchase Price Cap” means $50,000,000.
          “Reflorestadora” means Reflorestadora Agua Azul Ltda., a Brazilian limited liability company.
          “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater, vegetation, flora, fauna or property.
          “Representative” means, with respect to any Person, (a) such Person, (b) its respective Subsidiaries and affiliates and (c) such Person’s, and such Person’s respective Subsidiaries’ and affiliates’, respective officers, directors, employees, shareholders, partners, members, controlling persons, auditors, financial advisors, attorneys, accountants, consultants, agents, advisors or representatives.
          “Restricted Employees” means the employees of GMIC who had access to the Globe Solar Grade Technology, as set forth on Section 4.14(g) of the Disclosure Letter.
          “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Shared Contracts” means all Contracts to which Globe, GMI, any Subject Entity or any of their affiliates is a party which are related to, but not exclusively related to, the Brazilian Business or the Alloy Business.
          “Solar Grade Silicon” means silicon for use in the solar industry. For the avoidance of doubt, Solar Grade Silicon does not include (i) Chemical Grade Silicon or (ii) silicon formed by chemical vapor deposition from a silicon-containing source gas.

          “Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.
          “Subject Entities” means (i) the Brazilian Entities, (ii) prior to the Restructuring Transactions, WV Alloys and (iii) Alloy JV.
          “Subsidiary” of a Person means: (a) any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and (b) any partnership or limited liability company (i) the sole general partner or the managing general partner or managing member of which is such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) or (ii) the only general partners or members of which are such Person or one or more of the other Subsidiaries of such Person (or any combination thereof).
          “Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations or other similar charges of any kind on or with respect to income, franchises, premiums, windfall or other profits, gross receipts, property, sales, use, transfer, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, and taxes or other similar charges of any kind in the nature of excise, withholding, ad valorem or value added.
          “Tax Audit” means any audit, assessment, claim, levy, proceeding or other examination by any Governmental Authority, or appeal of any of the foregoing relating to Taxes.
          “Tax Return” means any federal, state, local or foreign return, report, declaration or similar statement (including any attachment, exhibit, schedule or supplement thereto) relating to Taxes, including any information return, claim for refund and amendment thereof.
          “Third Party” means any Person (or group of Persons) other than the parties to this Agreement and their respective Subsidiaries.
          “Title Commitment” means the title commitment identified as #510875, dated as of November 3, 2009, issued by Chicago Title Insurance Company and in form set forth on Exhibit D hereto.
          “WV Alloys” means West Virginia Alloys, Inc., a Delaware corporation and a wholly-owned direct subsidiary of GMI.

ARTICLE II
PURCHASE AND SALE OF BRAZILIAN INTERESTS
AND THE ALLOY INTERESTS
Section 2.1 Sale and Transfer of the Interests.
          (a) Subject to the terms and conditions of this Agreement, at the Closing, Globe shall cause GSMNL to sell, convey, assign, transfer and deliver to DCC Brazil, and DCC shall cause DCC Brazil to purchase, all of the Brazilian Interests, free and clear of all Liens.
          (b) Subject to the terms and conditions of this Agreement, at the Closing and following the contribution of assets and the assumption of certain Liabilities pursuant to the Restructuring Transactions, DCC shall cause DCC Alloy to contribute the Alloy Interests Contribution (as defined below) to Alloy JV in exchange for the issuance by Alloy JV of interests in Alloy JV constituting 49% of the then issued and outstanding Alloy Interests, free and clear of all Liens.
Section 2.2 Consideration and Contribution. Subject to the terms and conditions of this Agreement and the Brazilian Purchase Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer, contribution and delivery of the Brazilian Interests to DCC Brazil and the issuance by Alloy JV of interests in Alloy JV constituting 49% of the then issued and outstanding Alloy Interests to DCC Alloy, at the Closing (i) DCC shall cause DCC Brazil to pay to GSMNL, at the Closing, consideration of seventy-five million dollars (U.S. $75,000,000) less the principal and accrued interest of any Indebtedness of the Brazilian Entities outstanding as of the Closing, net of any cash balances of the Brazilian Entities outstanding as of the Closing (as set forth in the certificate delivered by Globe pursuant to Section 3.2(l)) (the “Brazilian Interests Consideration”), as adjusted in accordance with the terms of this Agreement and (ii) DCC shall contribute to Alloy JV, at the Closing, consideration of one hundred million dollars (U.S. $100,000,000) (the “Alloy Interests Contribution” and together with the Brazilian Interests Consideration, the “Consideration”), as adjusted in accordance with the terms of this Agreement. The Consideration shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Globe to DCC at least three (3) days prior to the Closing.
Section 2.3 Purchase Price Adjustment.
          (a) Three (3) Business Days prior to the Closing Date, Globe shall prepare and deliver to DCC (i) a calculation showing, in reasonable detail, a good faith estimate of the amount of Brazilian Net Working Capital expected as of the Closing (the “Pre-Closing Brazilian Net Working Capital Statement”) and (ii) a calculation showing, in reasonable detail, a good faith estimate of the amount of Alloy Net Working Capital expected as of the Closing (the “Pre-Closing Alloy Net Working Capital Statement” and together with the Pre-Closing Brazilian Net Working Capital Statement, the “Pre-Closing Statements”). The Pre-Closing Brazilian Net Working Capital Statement and the Pre-Closing Alloy Net Working Capital Statement shall each be prepared in accordance with United States generally accepted accounting principles (as in effect on the Closing Date) (“GAAP”) applied consistently (but only to the extent consistent with

GAAP) with the Brazilian Balance Sheet and the Alloy Balance Sheet. To the extent that DCC has any comments on the amounts reflected on such statements, Globe shall seek in good faith to take into account and adjust, as it deems appropriate, the contents of the Pre-Closing Statements; it being understood, however, that Globe, for the purposes of Closing, shall ultimately determine such amounts, and the amounts set forth on the Pre-Closing Statements shall not influence or bind the parties with respect to any of the post-Closing adjustment procedures set forth in this Section 2.3. If there was a Pre-Closing Combined Net Working Capital Excess or Shortfall, the Consideration payable at Closing shall be adjusted as follows: (A) in the case of a Pre-Closing Combined Net Working Capital Excess, the Consideration shall be increased (and DCC shall cause DCC Brazil and DCC Alloy, respectively, to pay, or cause to be paid, to GSMNL and Alloy JV (for the account of GSM Alloys I and GSM Alloys II), respectively, such Pre-Closing Combined Net Working Capital Excess or (B) in the case of a Pre-Closing Combined Net Working Capital Shortfall, the Consideration shall be decreased (and DCC Brazil and DCC Alloy, as applicable, shall deduct, or cause to be deducted, such amount) by such Pre-Closing Combined Net Working Capital Shortfall. The aggregate amount of the adjustments to be made to the Consideration payable in accordance with this Section 2.3(a) shall be apportioned between the Brazilian Interests Consideration and the Alloy Interests Contribution in proportion to the Net Working Capital Adjustment Ratio.
          (b) Within sixty (60) calendar days following the Closing Date, (i) DCC shall prepare and deliver to Globe a statement (the “Closing Brazilian Net Working Capital Statement”) containing the balance sheet of the Brazilian Entities as of the Closing Date (the “Closing Date Brazilian Balance Sheet”) and a calculation of the Brazilian Net Working Capital as of the Closing Date (such amount, the “Closing Brazilian Net Working Capital”) and (ii) Globe shall prepare and deliver to DCC a statement (the “Closing Alloy Net Working Capital Statement”) containing the balance sheet of Alloy JV as of the Closing Date (the “Closing Date Alloy Balance Sheet”) and a calculation of the Alloy Net Working Capital as of the Closing Date (such amount, the “Closing Alloy Net Working Capital”), in each case, prepared consistent with the accounting principles and methodologies required above to be used in the preparation of the applicable Pre-Closing Statement. Regarding any physical counting of inventory or other items to be taken in connection with the preparation of the Brazilian Net Working Capital Statement or the Alloy Net Working Capital Statement, each party agrees to give the other parties reasonable notice of the time and location of such counting and provide access to and allow such other parties or their Representatives observe the counting process.
          (c) If Globe in good faith disagrees with DCC’s calculation of the Closing Brazilian Net Working Capital as set forth on the Closing Brazilian Net Working Capital Statement, it may within sixty (60) calendar days after receipt thereof deliver a written notice to DCC disagreeing with such calculation of the Closing Brazilian Net Working Capital. Any such notice of disagreement shall specify in reasonable detail those items or amounts comprising the Closing Brazilian Net Working Capital as to which Globe disagrees and the basis of such disagreement. If no such notice of disagreement is delivered pursuant to this Section 2.3(c) within such sixty (60) calendar days, the Closing Brazilian Net Working Capital set forth on the Closing Brazilian Net Working Capital Statement shall be final and binding on the parties hereto.

          (d) If DCC in good faith disagrees with Globe’s calculation of the Closing Alloy Net Working Capital as set forth on the Closing Alloy Net Working Capital Statement, it may within sixty (60) calendar days after receipt thereof deliver a written notice to Globe disagreeing with such calculation of the Closing Alloy Net Working Capital. Any such notice of disagreement shall specify in reasonable detail those items or amounts comprising the Closing Alloy Net Working Capital as to which DCC disagrees and the basis of such disagreement. If no such notice of disagreement is delivered pursuant to this Section 2.3(d) within such sixty (60) calendar days, the Closing Alloy Net Working Capital set forth on the Closing Alloy Net Working Capital Statement shall be final and binding on the parties hereto.
          (e) If a notice of disagreement shall be timely delivered pursuant to Section 2.3(c) or Section 2.3(d), Globe and DCC shall, during the thirty (30) calendar days following such delivery, use their reasonable efforts to reach an agreement on the disputed items. If such an agreement is reached, the Closing Brazilian Net Working Capital or Closing Alloy Net Working Capital as so agreed, shall be final and binding on the parties hereto. If Globe and DCC are unable to reach such an agreement, (i) Deloitte and Touche LLP or (ii) if Deloitte and Touche LLP is unwilling or unable to serve, then a nationally-recognized accounting firm jointly selected by Globe and DCC not then performing, or that has not performed in the past two (2) years, material services for any of the parties hereto or their respective affiliates (such firm in the case of (i) or (ii), the “Accounting Referee”) shall be retained to review promptly this Agreement and the disputed items or amounts. The Accounting Referee shall deliver to Globe and DCC, as promptly as practicable, and within forty-five (45) calendar days of being referred the matter, a report setting forth its adjustments, if any, to the Closing Brazilian Net Working Capital Statement or the Closing Alloy Net Working Capital Statement, as applicable, and the calculations supporting such adjustments. The Accounting Referee shall act as an arbitrator to determine, based solely on the provisions of this Section 2.3 and the presentations by DCC and Globe, and not by independent review, only those issues still in dispute. In resolving any disputed item, the Accounting Referee may not assign a value to any item greater than the greatest value for such item claimed by any party or less than the smallest value for such item claimed by any party. The scope of the disputes to be arbitrated by the Accounting Referee is limited to whether the preparation of the Closing Date Brazilian Balance Sheet, the Closing Brazilian Net Working Capital, the Closing Date Alloy Balance Sheet and the Closing Alloy Net Working Capital were done in accordance with the accounting principles and methodologies described in this Section 2.3 and whether there were any mathematical errors therein, and the Accounting Referee is not to make any other determination. Such report shall be final and binding upon the parties hereto and the Closing Brazilian Net Working Capital and/or Closing Alloy Net Working Capital, as applicable, as adjusted pursuant to such report shall be final and binding on the parties hereto. The cost of the Accounting Referee’s review and report shall be borne one-half by Globe and one-half by DCC.
          (f) If there was an adjustment made to the Consideration payable at Closing pursuant to Section 2.3(a) and once the Closing Brazilian Net Working Capital and the Closing Alloy Net Working Capital become final, it is determined that the Consideration that would have been payable at Closing, had the Closing Combined Net Working Capital (rather than the Pre-Closing Combined Net Working Capital) been utilized, is different from the actual Consideration paid at Closing, the Consideration shall be further adjusted as follows:

          (i) for a Final Positive Working Capital Adjustment, the Consideration shall be increased by the amount of the Final Positive Working Capital Adjustment (and DCC shall cause DCC Brazil and DCC Alloy, as applicable, to pay, or cause to be paid, such amount to GSMNL and Alloy JV (for the account of GSM Alloys I and GSM Alloys II), respectively, as adjustments to the Brazilian Interests Consideration and the Alloys Interests Contribution, respectively); and
          (ii) for a Final Negative Working Capital Adjustment, the Consideration shall be decreased by the amount of the Final Negative Working Capital Adjustment (and Globe shall cause GSMNL to pay to DCC Brazil and shall cause GSM Alloys I and GSM Alloys II to contribute to Alloy JV (for the account of DCC Alloy) such amount as adjustments to the Brazilian Interests Consideration and the Alloys Interests Contribution, respectively).
All adjustments to the Consideration to be made in accordance with this Section 2.3(f) shall be apportioned between the Brazilian Interests Consideration and the Alloy Interests Contribution in proportion to the Net Working Capital Adjustment Ratio.
          (g) If there was no adjustment to the Consideration payable by DCC Brazil and DCC Alloy at Closing pursuant to Section 2.3(a), then (i) to the extent that there is a Closing Combined Net Working Capital Shortfall as finally determined, Globe shall cause GSMNL to pay to DCC Brazil and shall cause GSM Alloys I and GSM Alloys II to contribute to Alloy JV (for the account of DCC Alloy) such amount of the Closing Combined Net Working Capital Shortfall, without interest as an adjustment to the Brazil Interests Consideration and the Alloy Interests Contribution in proportions to the Net Working Capital Adjustment Ratio or (ii) to the extent that there is a Closing Combined Net Working Capital Excess as finally determined, DCC shall cause DCC Brazil and DCC Alloy to promptly pay GSMNL and Alloy JV (for the account of GSM Alloys I and GSM Alloys II), as an adjustment to the Brazil Interests Consideration and the Alloy Interests Contribution in proportions to the Net Working Capital Adjustment Ratio, the amount of the Closing Combined Net Working Capital Excess, without interest. If there was no adjustment to the Consideration payable by DCC Brazil and DCC Alloy at Closing pursuant to Section 2.3(a) and there is no Closing Combined Net Working Capital Shortfall and no Closing Combined Net Working Capital Excess, no payment shall be made pursuant to this Section 2.3(g).
          (h) Exhibit E hereto contains a representative illustration of the purchase price adjustment provisions of set forth in this Section 2.3. Any payments or contributions owed pursuant to Section 2.3(f) or Section 2.3(g), respectively, shall be made without the right to apply any setoffs thereto within three (3) Business Days of such determination by wire transfer of immediately available funds to an account at a United States bank designated in writing by DCC or Globe, as applicable.
          (i) Following the Closing, upon reasonable notice to Globe or DCC, as the case may be, Globe or DCC shall (i) provide the other and its Representatives reasonable access to the Books and Records and (ii) furnish to the other and its Representatives other information relating to Alloy JV or the Brazilian Entities, as the case may be, as is necessary for verifying the calculations set forth in this Section 2.3.
Section 2.4 Further Assurances. After the Closing, Globe shall from time to time, at the reasonable request of DCC, execute and deliver, or cause its affiliates to execute and deliver, such other instruments of conveyance and transfer and take such other actions as DCC may reasonably request, in order to consummate the transactions contemplated hereby (including, for the sake of clarity, the registration with the applicable Governmental Authority in Brazil of any documents relating to the Restructuring Transactions contemplated to be registered prior to the Closing which were not so registered), and to vest in (i) DCC Brazil the right, title and interest in and to the Brazilian Interests and (ii) DCC Alloy the right, title and interest in and to forty-nine percent (49%) of the Alloy Interests.
ARTICLE III
THE CLOSING
Section 3.1 The Closing. The sale, issuance and/or transfer (the “Closing”) of the Brazilian Interests to DCC Brazil and forty-nine percent (49%) of the Alloy Interests to DCC Alloy, respectively, shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, at 7:00 am local time, or as soon thereafter as reasonably practicable, but in any event within two (2) Business Days after the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver thereof), or such other date and time as shall be mutually agreed upon by the parties. The foregoing notwithstanding, DCC shall have no obligation to effectuate the Closing between December 1, 2009 and December 31, 2009. For purposes of Section 2.3 of this Agreement, the Closing shall be deemed to be effective as of 12:01 a.m. on the date on which the Closing occurs; provided that for purposes of the statements contemplated by Section 2.3 of this Agreement, the parties agree to make appropriate equitable adjustments to account for all restructuring, inter-company and other similar transactions which occur on or after 12:01 a.m. on the date on which the Closing occurs but before the effectuation of the Closing. In addition, for the avoidance of doubt, for purposes of ARTICLES IX and X, all of the transactions contemplated by the proviso in the preceding sentence shall be deemed to have occurred prior to 12:01 a.m. on the date on which the Closing occurs.
Section 3.2 Deliveries by Globe. Subject to the conditions set forth in this Agreement and the Brazilian Purchase Agreement, at the Closing, and simultaneously with DCC’s deliveries hereunder, Globe shall deliver, or cause to be delivered, to DCC, the following:
          (a) (i) an instrument of amendment to the articles of association (instrumento de alteração do contrato social) of GMIC, duly executed by the quotaholders representing 100% of the total quota capital, reflecting (A) the assignment and transfer of all quotas of GMIC to DCC Brazil and any party designated thereby to receive a certain number of quotas to comply with the minimum number of quotaholders, as required by Law, (B) the change of GMIC’s corporate name (mudança de denominação social), and (C) the election/replacement of managers of GMIC, as may be requested by DCC Brazil at least three (3) Business Days prior to the

Closing, (ii) copies of the following certificates known in Brazil as (A) Certificado de Regularidade do FGTS, (B) Certidão Conjunta de Débitos Relativos a Tributos Federais e à Dívida Ativa da União, issued by Secretaria da Receita Federal e Procuradoria Geral da Fazenda Nacional and (C) Certidão Relativa a Débitos Referentes a Contribuições Previdenciárias, issued by Secretaria de Receita Federal do Brasil (INSS) and (iii) evidence of the election/replacement of managers of Agua Azul and Reflorestadora, as may be requested by DCC Brazil at least three (3) Business Days prior to the Closing;
          (b) the Alloy JV LLC Agreement in the form set forth on Exhibit F hereto (the “Alloy JV LLC Agreement”), duly executed by Globe, GSM Alloys I , GSM Alloys II and Alloy JV;
          (c) executed copies of the consents referred to in Sections 7.2(e) and 7.2(f);
          (d) the officer’s certificate referred to in Section 7.2(c);
          (e) a duly executed “Non-Foreign Person Affidavit,” as provided pursuant to section 1445(b)(2) of the Code and Treasury Regulations section 1.1445-2(b)(2), of each of GMI, WV Alloys, GSM Alloys I and GSM Alloys II; provided that, if GMI, WV Alloys, GSM Alloys I and GSM Alloys II do not each deliver a “Non-Foreign Person Affidavit,” DCC shall be permitted to withhold from the Alloy Interests Contribution as adjusted pursuant to Section 2.3(a), as required by section 1445 of the Code;
          (f) the opinion of Xavier, Bernardes, Braganca Sociedade de Advogados referred to in Section 7.2(h);
          (g) the output and supply agreement in the form set forth on Exhibit G hereto (the “Alloy Output and Supply Agreement”), duly executed by GMI and Alloy JV;
          (h) Amendment No. 5 to the Silicon Supply Agreement in the form set forth on Exhibit H hereto (the “Supply Agreement Amendment”), duly executed by GMI;
          (i) the woodchip supply agreement in the form set forth on Exhibit I hereto (the “Woodchip Agreement”), duly executed by GMI and Alloy JV;
          (j) the electrode supply agreement in the form set forth on Exhibit J hereto (the “Electrode Agreement”), duly executed by Ningxia Yonvey Coal Industry Co., Ltd. and Alloy JV;
          (k) evidence of the completion of the Restructuring Transactions as referred to in Section 7.2(k) hereof;
          (l) the GMIC Cross-License Agreement, duly executed by GMI;
          (m) the Alloy Cross-License Agreement, duly executed by GMI and Alloy JV;

          (n) certificate setting forth in reasonable detail a good faith estimate of the Indebtedness and cash balances of GMIC expected to be outstanding as of the Closing delivered by Globe to DCC three (3) Business Days prior to the Closing Date; and
          (o) all other previously undelivered documents reasonably required to be delivered by Globe or one of its affiliates to DCC or one of its affiliates at or prior to the Closing in connection with the consummation of the transactions contemplated hereby.
Section 3.3  Deliveries by DCC. Subject to the conditions set forth in this Agreement, at the Closing, and simultaneously with Globe’s deliveries hereunder, DCC shall deliver or cause to be delivered to Globe the following:
          (a) the Brazilian Interests Consideration;
          (b) the Alloy Interests Contribution;
          (c) the Alloy JV LLC Agreement, duly executed by DCC and DCC Alloy;
          (d) the Alloy Output and Supply Agreement, duly executed by DCC;
          (e) the Supply Agreement Amendment, duly executed by DCC;
          (f) the GMIC Cross-License Agreement, duly executed by GMIC;
          (g) the officer’s certificate referred to in Section 7.3(c); and
          (h) all other previously undelivered documents required to be delivered by DCC to Globe at or prior to the Closing in connection with the consummation of the transactions contemplated hereby.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF GLOBE
     Globe represents and warrants to DCC as follows:
Section 4.1  Organization and Qualification. Each of Globe, GSMNL, GSM Alloys I , GSM Alloys II and Alloy JV are duly organized, validly existing and in good standing, under the Laws of its jurisdiction of incorporation. The Subject Entities are each duly organized, validly existing and in good standing (to the extent the concept of good standing is applicable), or the equivalent thereof, if any, under the Laws of its jurisdiction of incorporation or organization. The Subject Entities each have the requisite corporate power and authority (or the equivalent thereof) to own, operate and lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary except where the failure to be so qualified would not reasonably be expected to have a Globe Material Adverse

Effect. Except for Reflorestadora and Agua Azul which are wholly owned subsidiaries of GMIC, no Subject Entity has a Subsidiary. Section 4.1 of the disclosure letter delivered by Globe to DCC simultaneously with the execution of this Agreement (the “Disclosure Letter”) sets forth a complete list of the jurisdictions in which each Subject Entity is qualified to do business as a foreign entity.
Section 4.2  Capitalization.
          (a) As of the date hereof and at the time of the Closing, all of the outstanding shares of WV Alloys’ capital stock are and will be owned by GMI. Immediately prior to the Closing, all of the outstanding limited liability company interests of Alloy JV will be owned by GSM Alloys I and GSM Alloys II. Except as set forth in Section 4.2(a) of the Disclosure Letter, at the time of Closing, all of the outstanding Alloy Interests will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights or Liens. Immediately following the Closing (including the execution of the Ancillary Agreements and completion of the other transactions contemplated hereby), DCC Alloy will own, and have good and valid title to, forty-nine percent (49%) of the Alloy Interests and GSM Alloys I and GSM Alloys II will own, and have good and valid title to, fifty-one percent (51%) of the Alloy Interests, in each case free and clear of all Liens, except for those provided in the Alloy JV LLC Agreement.
          (b) Section 4.2(b) of the Disclosure Letter sets forth, as of the date hereof, the authorized and outstanding capital stock (or other equity interests) of each Brazilian Entity and the record owners of such outstanding capital stock (or other equity interests). All of the issued and outstanding capital stock (or other equity interests) of the Brazilian Entities is duly authorized, validly issued, fully paid and non assessable and, except as required by Law, free of any preemptive rights or Liens in respect thereof. Except as set forth in Section 4.2(b) of the Disclosure Letter, (i) GSMNL owns the capital stock or other equity interests of GMIC, free and clear of any Liens and (ii) GMIC owns the capital stock or other equity interests of Reflorestadora and Agua Azul, free and clear of any Liens. Immediately prior to the Closing all of the equity interests of GSMNL, GSM Alloys I and GSM Alloys II will be owned by Globe. Immediately following the Closing, DCC Brazil will own, and have good and valid title to, the Brazilian Interests.
          (c) Except as may be provided for in the Alloy JV LLC Agreement, (i) no subscription, warrant, option, convertible security or other right to purchase or acquire any shares of capital stock or other equity interest issuable by any of the Subject Entities (excluding for this purpose WV Alloys) is authorized or outstanding, (ii) none of the Subject Entities (excluding for this purpose WV Alloys) has any obligation to issue any subscription, warrant, option, restricted stock award, convertible security or other such right, (iii) there are no agreements, options, warrants or other Contracts, rights or arrangements existing or outstanding that provide for the purchase, sale, issuance or transfer of any shares of capital stock or other equity interest of any of the Subject Entities (excluding for this purpose WV Alloys) or interests therein (other than this Agreement), and (iv) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any of the Subject Entities (excluding for this purpose WV Alloys).

          (d) Except as may be provided for in the Alloy JV LLC Agreement, there are no voting trusts or other agreements or understandings to which any Subject Entity (excluding for this purpose WV Alloys) is a party with respect to the voting of the capital stock or other equity interests of any Subject Entity (excluding for this purpose WV Alloys). No Subject Entity (excluding for this purpose WV Alloys) is required to redeem, repurchase or otherwise acquire shares of capital stock or other equity interests of any Subject Entity (excluding for this purpose WV Alloys) as a result of the transactions contemplated by this Agreement.
Section 4.3  Corporate Authorization; Enforceability; Board Action.
          (a) Globe has, and the applicable Subject Entities and GMI, GSMNL, GSM Alloys I and GSM Alloys II shall have prior to the Closing, the requisite corporate power and authority to enter into this Agreement and/or the applicable Ancillary Agreements and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action, as the case may be, on the part of Globe, and shall be duly authorized prior to the Closing by the applicable Subject Entities and GMI, GSMNL, GSM Alloys I and GSM Alloys II and no other corporate or similar proceedings on the part of Globe, the applicable Subject Entities and GMI, GSMNL, GSM Alloys I and GSM Alloys II or their respective shareholders are or will be necessary to authorize the execution and delivery of this Agreement or the applicable Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Globe and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of Globe enforceable against Globe in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and to general equity principles. When executed and delivered, the applicable Ancillary Agreements will have been duly executed and delivered by each of Globe, GMI and the applicable Subject Entities and GSMNL, GSM Alloys I and GSM Alloys II and, assuming due authorization, execution and delivery of this Agreement by the other parties thereto, will constitute a valid and binding agreement of each of Globe, GMI and the applicable Subject Entities and GSMNL, GSM Alloys I and GSM Alloys II enforceable against each of Globe, GMI and the applicable Subject Entities and GSMNL, GSM Alloys I and GSM Alloys II in accordance with their terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and to general equity principles.
          (b) The Boards of Directors of each of Globe, GSM Alloy I and GSM Alloy II, at a meeting duly called and held or by written consent, unanimously has (i) determined that this Agreement and the applicable Ancillary Documents, and the transactions contemplated hereby and thereby, are advisable and in the best interests of Globe, and (ii) validly approved and adopted this Agreement and the Ancillary Documents, and the transactions contemplated hereby and thereby. No other corporate or shareholder approvals are required by Globe to authorize the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 4.4  Consents and Approvals; No Violations.
          (a) Except as set forth in Section 4.4(a) of the Disclosure Letter, the execution, delivery and performance by Globe, GMI and the applicable Subject Entities and GSMNL, GSM Alloys I and GSM Alloys II of this Agreement and/or the applicable Ancillary Documents, and the consummation by Globe, GMI and the applicable Subject Entities and GSMNL, GSM Alloys I and GSM Alloys II of the transactions contemplated hereby and thereby require no action by or in respect of, or notice to or filing with, any Governmental Authority other than (i) such disclosure obligations as may be required by the U.S. Securities and Exchange Commission or The Nasdaq Stock Market Inc. or (ii) authorizations, consents, approvals, filings or notices the failure of which to obtain or make would not reasonably be expected to have a Globe Material Adverse Effect.
          (b) Except as set forth in Section 4.4(b) of the Disclosure Letter, neither the execution, delivery or performance by Globe, GMI, GSMNL, GSM Alloys I and GSM Alloys II or the applicable Subject Entities of this Agreement or the applicable Ancillary Documents, nor the consummation by Globe, GMI, GSMNL, GSM Alloys I and GSM Alloys II or the applicable Subject Entities of the transactions contemplated hereby or thereby nor compliance by Globe, GMI, GSMNL or the applicable Subject Entities with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provisions of the articles of incorporation or bylaws of Globe or GMI or the similar organizational and governing documents of any of the Subject Entities or GSMNL, GSM Alloys I and GSM Alloys II, (ii) assuming compliance with the matters referred to in Section 4.4(a), conflict with or result in any violation of any provision of any Law binding upon or applicable to Globe, GMI, GSMNL, GSM Alloys I and GSM Alloys II, any of the Subject Entities, the Brazilian Business or the Alloy Business, (iii) require the consent, approval or authorization of, or notice to or filing with, any Third Party with respect to, result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment, or acceleration of any right or obligation of Globe, GMI, GSMNL, GSM Alloys I and GSM Alloys II or any Subject Entity (in the case of WV Alloys, related to the Alloy Business) or to a loss of any benefit to which Globe, GMI, GSMNL, GSM Alloys I and GSM Alloys II or any Subject Entity (in the case of WV Alloys, related to the Alloy Business) is entitled) under, any provision of any Contract or any Permit of the Alloy Business or the Brazilian Business or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Alloy Business or the Brazilian Business, except, in the case of clauses (ii) and (iii), (x) for conflicts or violations and/or (y) where the failure to obtain such consent, approval or authorization or make such notice or such violation, breach or default, in each case, would not reasonably be expected to have a Globe Material Adverse Effect.
Section 4.5  Financial Statements.
          (a) Section 4.5(a)(i) of the Disclosure Letter sets forth a true and complete copy of WV Alloys’ unaudited financial statements, which include an unaudited balance sheet of WV Alloys as of June 30 for each of the years 2007 to 2009, together with the related statements of operations and retained earnings for each of the fiscal years then ended (the “Alloy Financial Statements”). The Alloy Financial Statements have been prepared from, and are in accordance with, the Books and Records of WV Alloys, fairly present in all material respects the financial position and the results of operations of WV Alloys as at the dates thereof or for the periods presented therein and form the basis (without any adjustments thereto) for the WV Alloys financial information used in preparing the consolidated audited financial statements of Globe for each of the years 2007-2009.
          (b) Section 4.5(b) of the Disclosure Letter sets forth a true and complete copy of GMIC’s consolidated financial statements, which include a consolidated balance sheet of the Brazilian Entities as of December 31, 2007 and June 30 for each of the years 2008 and 2009, together with the related consolidating statements of operations and retained earnings and of cash flows for each of the fiscal years then ended, all of which have been reviewed by GMIC’s independent public accountants, whose reports thereon are included (the “Brazilian Financial Statements”). The Brazilian Financial Statements have been prepared from, and are in accordance with, the Books and Records of the Brazilian Entities, and have been prepared in accordance with Brazilian generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of GMIC as at the dates thereof or for the periods presented therein, in each case in conformity with Brazilian generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto).
          (c) Sections 1.1(a) and 1.1(b) of the Disclosure Letter set forth a true and complete copy of the Alloy Balance Sheet and the Brazilian Balance Sheet, respectively. Each of the Alloy Balance Sheet and the Brazilian Balance Sheet were derived from balance sheets that were prepared in accordance with GAAP and fairly present in all material respects the financial position of the Alloy Business and the Brazilian Business as at the dates thereof subject to year-end adjustments.
          (d) As of June 30, 2009, the assets of GMIC and its Subsidiaries in the United States did not equal or exceed a fair market value of $65.2 million. In addition, GMIC’s sales in or into the United States (whether to Third Parties in the United States or to Globe or its affiliates in the United States) during the 12-month period ended June 30, 2009 did not equal or exceed $65.2 million.
          (e) Globe has procedures in place which are reasonably designed to provide reasonable assurances that information required to be disclosed in the public filings of Globe with the United States Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and represented within the time periods specified in the rules and forms of the United States Securities and Exchange Commission.
          (f) Since January 1, 2007, none of Globe, GMI or any Subject Entity has received any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Subject Entity, including any complaint, allegation, assertion or claim that any Subject Entity has engaged in questionable accounting or auditing practices.

Section 4.6 Absence of Certain Changes. From June 30, 2009 through the date of this Agreement, (a) there has occurred no change, effect, event, occurrence, circumstance, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a Globe Material Adverse Effect and (b) the Alloy Business and the Brazilian Business have been conducted in the ordinary course of business consistent with past practice. Except for the Restructuring Transactions and as set forth in Section 4.6 of the Disclosure Letter, from June 30, 2009 through the date of this Agreement, no Subject Entity has taken any action which, if taken after the date of this Agreement, would violate any of the provisions set forth in Section 6.1 hereof.
Section 4.7 Undisclosed Liabilities.
          (a) Except for Liabilities (a) set forth in the Alloy Financial Statements or the Brazilian Financial Statements, (b) incurred in the ordinary course of business and consistent with past practice since the date of the most recent Alloy Financial Statements and the Brazilian Financial Statements, as applicable, (c) that are not, individually or in the aggregate, material to the Alloy Business or the Brazilian Business, or (d) incurred in connection with this Agreement or the transactions contemplated hereby, no Subject Entity (excluding for this purpose WV Alloys with respect to Liabilities not related to the Alloy Business) has incurred any Liabilities of any nature.
          (b) Except as set forth on Section 4.7(b) of the Disclosure Letter, since January 1, 2007, there have been no material warranty or similar claims or Liabilities arising from the sale, distribution or use of silicon or any other material or product produced by the Brazilian Business or the Alloy Business.
Section 4.8 Litigation.
          (a) Section 4.8 of the Disclosure Letter sets forth a complete list of each litigation, suit, action, claim, charge, arbitration, complaint or other proceeding (each, an “Action”) that (i) has been instituted against any Subject Entity, the Alloy Business or the Brazilian Business, or (ii) to the Knowledge of the Globe Knowledge Parties, has been threatened against any Subject Entity, the Alloy Business or the Brazilian Business and in the case of subsection (ii) only, the outcome of which, if determined adversely, would be reasonably expected to individually involve Liabilities of $375,000 or more. Except as set forth in Section 4.8(a) of the Disclosure Letter, (x) there is no Action by or before any Governmental Authority pending or, to the Knowledge of the Globe Knowledge Parties, threatened, against, by or effecting any Subject Entity, the Alloy Business or the Brazilian Business, except for such Actions as would not reasonably be expected to have a Globe Material Adverse Effect and (y) no investigation or inquiry by or before any Governmental Authority is pending or, to the Knowledge of the Globe Knowledge Parties, threatened against any Subject Entity, the Alloy Business or the Brazilian Business.
          (b) There are no material Government Orders outstanding against any Subject Entity, the Alloy Business or the Brazilian Business, other than Governmental Orders applying generally to the industry in which the Alloy Business or the Brazilian Business operates.

Section 4.9 Compliance with Laws.
          (a) The Alloy Business and the Brazilian Business is, and since January 1, 2007 with respect to the Brazilian Business and January 1, 2006 with respect to the Alloy Business, has been, conducted in compliance in all material respects with all applicable Laws.
          (b) Except as would not reasonably be expected to have a Globe Material Adverse Effect, (i) all Permits are valid and in full force and effect, (ii) there is no default under, nor any violation of, any Permit (including, without limitation, any nuclear materials licenses), and no event has occurred or, to the Knowledge of the Globe Knowledge Parties, condition exists which constitutes or, that with notice or lapse of time or both, could constitute, a default under, or violation of, any Permit, (iii) none of the Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby, and (iv) all applications required to have been filed for the renewal of any Permits have been duly filed, and all legal and technical information has been duly presented, on a timely basis with the appropriate Governmental Authorities. All material Permits are set forth in Section 4.9(b) of the Disclosure Letter.
          (c) Since January 1, 2006 with respect to the Alloy Business and since January 1, 2007 with respect to the Brazilian Business, except as set forth in Section 4.9(c) of the Disclosure Letter none of Globe, GMI or any Subject Entity has received, and no Globe Knowledge Party has any Knowledge of, any written notice from any Governmental Authority that alleges any material noncompliance by any Subject Entity (or that any Subject Entity is under investigation or the subject of a non-routine inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law.
          (d) Except as set forth on Section 4.9(d)(i) of the Disclosure Letter, each Subject Entity owns or possesses all right, title and interest in and to all of the Permits and governmental approvals that are necessary to conduct its business as conducted on the date of this Agreement and as contemplated to be conducted immediately prior to the Closing (collectively, the “Governmental Approvals”). Section 4.9(d)(ii) of the Disclosure Letter sets forth a true and complete list, as of the date hereof, of all material Governmental Approvals. Each such Governmental Approval is valid and in full force and effect as of the date hereof, and each Subject Entity, as applicable, is in material compliance with the terms and conditions of its Governmental Approvals and none of Globe, GMI or any Subject Entity has received written notice of any violation of any of the terms or conditions of such Governmental Approvals. To the Knowledge of the Globe Knowledge Parties, there is no investigation or proceeding, including a survey report indicating deficiencies that have not been deemed corrected by the applicable Governmental Authority, pending or threatened, that could result in the suspension, cancellation, termination, limitation, restriction, loss, expiration, or impairment of any Governmental Approval, other than expiration in accordance with the terms thereof. No event has occurred which, with the giving of notice, the passage of time, or both, would (i) constitute grounds for a material violation, order or deficiency with respect to any Governmental Approval or (ii) revoke, withdraw or suspend any material Governmental Approval. Except as set forth in Section 4.9(f) of the Disclosure Letter, all Governmental Approvals shall survive the transactions contemplated by this Agreement and shall be available for use by the Subject Entities (excluding for this purpose WV Alloys) immediately following the Closing.
           (e) (i) No payment has been made by or on behalf of any Subject Entity with the understanding that any part of such payment is to be used for any purpose other than that described in the documents supporting such payment, and (ii) no Subject Entity nor, to the Knowledge of the Globe Knowledge Parties, any of their respective Representatives or any other Person acting for or on behalf of such Subject Entity has, knowingly and with corrupt intent directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other illegal payment to any Person, private or public, regardless of form, whether in money, property or services, (A) to obtain favorable treatment for any Subject Entity in securing business, (B) to obtain special concessions, or for special concessions already obtained, for or in respect of any Subject Entity, or any of their respective Representatives, or (C) otherwise for the benefit of any Subject Entity in violation of any Law. No Subject Entity nor any current director, officer, agent, employee or other Representative or Person acting on behalf of such Subject Entity has knowingly and with corrupt intent accepted or received any illegal contribution, payment, gift, kickback, expenditure or other item of value in connection with the Brazilian Business or the Alloy Business.
           (f) Except as set forth in Section 4.9(f) of the Disclosure Letter, all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, with respect to the Alloy Business and the Brazilian Business required to have been filed with any Governmental Authority have been filed (the “Business Documents”), and all applicable Taxes, fees and assessments due and payable in connection therewith have been paid, except the failure of which to be filed or paid would not reasonably be expected to have a Globe Material Adverse Effect. All Business Documents were true, correct and complete when filed, complied with applicable Law in effect when filed, and no deficiencies have been asserted by any such Governmental Authority with respect to Business Documents that have not been satisfied except, in each case, as would not reasonably be expected to have a Globe Material Adverse Effect. There is no unresolved violation by any such Governmental Authority with respect to any of the Business Documents except, in each case, as would not reasonably be expected to have a Globe Material Adverse Effect.
           (g) Section 4.9(g)(i) of the Disclosure Letter sets forth a true and correct list and description of all material Permits, rights, Governmental Approvals and Contracts relating to the mining of raw materials and relied upon by any Brazilian Entity or any of its affiliates in the conduct of the Brazilian Business (the “Mining Rights”). Except as set forth on Section 4.9(g)(ii) of the Disclosure Letter, each of the Mining Rights (i) is vested or there is an option to vest, each without condition, in one of the Brazilian Entities; (ii) is legal, valid, effective and enforceable in accordance with its terms; (iii) is free and clear from any Liens, except Permitted Liens; (iv) has been duly granted by the appropriate Governmental Authority; and (v) can be freely used, developed, explored and exploited without any material restriction caused by any geographical interference with any environmental reserve, legal reserve, conservation unit, native preservation area restriction or any other kind of restriction imposed by Environmental Law or any Governmental Authority.

           (h) Except as set forth on Section 4.9(h)(i) of the Disclosure Letter, each applicable Brazilian Entity has appropriate access to all the areas to which the Mining Rights correspond by means of Contracts executed with the respective landowners and such agreements are listed in Section 4.9(h)(ii) of the Disclosure Letter. To the Knowledge of the Globe Knowledge Parties, all lessors or granting parties of mining rights granted to the Subject Entities have lawful rights to the underlying land and property relating to such mining rights.
Section 4.10 Employee Benefit Plans.
           (a) Section 4.10(a) of the Disclosure Letter sets forth a true and complete list of (i) each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option, phantom stock, phantom equity or other equity compensation plan, program, agreement or arrangement, each severance or termination pay, medical, surgical, hospitalization, life insurance or other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); (ii) each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); (iii) each employment, termination, retention or severance agreement; and (iv) each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is for the benefit of (A) any current or former employee, consultant or director of any Subject Entity and/or (B) employees of Globe, GMI or any of their Subsidiaries or affiliates (other than the Subject Entities) primarily dedicated to the Brazilian Business or the Alloy Business (collectively, the “Employee Plans”). Any Employee Plan sponsored or maintained by a Brazilian Entity, or any affiliate on behalf of any Brazilian Entity, is separately identified on Section 4.10(a)(i) of the Disclosure Letter. Set forth on Section 4.10(a)(ii) of the Disclosure Letter is a list of all employees of Globe, GMI or any of their Subsidiaries or affiliates who are primarily dedicated to the Alloy Business and/or the Brazilian Business (the “Employees”) (other than the Employees of the Subject Entities (other than WV Alloys) or the Employees of WV Alloys who are expected to be employees of Alloy JV pursuant to the Restructuring Transactions) and the name of their employer. No individual is employed by any Subject Entity who is not primarily dedicated to the Alloy Business or the Brazilian Business, as applicable.
           (b) With respect to each Employee Plan, Globe has heretofore made available to DCC true and complete copies of the Employee Plan and any amendments thereto (or if the Employee Plan is not a written plan, a description thereof), any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Employee Plan intended to qualify under Section 401 of the Code.
           (c) Neither the Subject Entities nor any Person considered to be a single employer with any Subject Entity (an “ERISA Affiliate”) sponsors any plan subject to Title IV of ERISA. No Liability under Title IV or Section 302 of ERISA has been incurred by any Subject Entity or an ERISA Affiliate that has not been satisfied in full, no condition exists that presents a material risk to any Subject Entity or any ERISA Affiliate of incurring such Liability, and no Subject Entity or ERISA Affiliate made, or was required to make, contributions to any plan subject to Title IV of ERISA during the six (6) year period ending on the last day of the most recent fiscal year ended prior to the Closing Date for any such plan.
           (d) No Subject Entity or ERISA Affiliate has an “obligation to contribute” (as defined in ERISA Section 4212), or has had an obligation to contribute during the six (6) year period prior to the Closing Date, to a plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)).
           (e) Each Employee Plan has been operated and administered, in all material respects, in accordance with its terms and applicable Law, including applicable foreign Law, ERISA and the Code.
           (f) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that such Employee Plan is qualified and the trust related thereto is exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked and, to the Knowledge of the Globe Knowledge Parties, revocation has not been threatened.
           (g) No Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for periods extending beyond retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former participant (or his beneficiary).
           (h) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former Employee, officer, director or consultant of any Subject Entity to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee or officer or (iii) result in the payment of any amount under the Employee Plans that would not be deductible as a result of Section 280G of the Code.
           (i) There are no pending or, to the Knowledge of the Globe Knowledge Parties, threatened claims by or on behalf of any Employee Plan, by any Person or beneficiary covered under any such Employee Plan, or otherwise involving any such Employee Plan (other than routine claims for benefits). The years of service for each Employee under any Employee Plan are properly recognized.
           (j) None of the Subject Entities, any Employee Plan, any trust created thereunder or, to the Knowledge of the Globe Knowledge Parties, any trustee or administrator thereof has engaged in a transaction in connection with which any Subject Entity, any Employee Plan, any such trust or any trustee or administrator thereof, or any party dealing with any Employee Plan or any such trust, would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

          (k) No employees of the Alloy Business or the Brazilian Business are holders of any equity compensation awards (including, without limitation, stock options, restricted stock, or phantom stock awards) of Globe or any Subject Entity.
          (l) With respect to each Employee Plan that is not subject to United States Law (a “Foreign Benefit Plan”) (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made, or if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.
           Section 4.11  Employee Matters Except as set forth in Section 4.11 of the Disclosure Letter: None of the Subject Entities are a party to or bound by any collective bargaining agreement, labor agreement, work rules or practices, or any other similar agreement with any labor union or labor organization. There are no collective bargaining agreements, labor agreements, work rules or practices, or any other similar agreements with any labor union, labor organization or employee association that pertain to any of the employees of any Subject Entity. No employees are represented by any labor union or labor organization with respect to their employment with any Subject Entity. No labor union, labor organization or group of employees of any Subject Entity has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending, or threatened in writing, to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Globe Knowledge Parties, there are no labor union organizing activities on-going with respect to any employees of any Subject Entity. There are no labor strikes, labor disputes, work stoppages, slowdowns, lockouts or material grievances pending or, to the Knowledge of the Globe Knowledge Parties, threatened involving the employees of any Subject Entity or any of their respective Subsidiaries, and during the past three (3) years there has not been any labor strikes, labor disputes, work stoppages, slowdowns, lockouts or material grievances. Set forth on Section 4.11 of the Disclosure Letter is a true and correct list of the current expiration dates of each collective bargaining agreement relating to the employees of the Subject Entities. For the purposes of this Section 4.11, “Subject Entities” shall also include any affiliate of Globe that employs Employees, but solely with respect to the employment of such Employees.
          (b) There are no Actions against any Subject Entity pending or, to the Knowledge of the Globe Knowledge Parties, threatened to be brought or filed with any Governmental Authority in connection with the employment by any Subject Entity of any individual, including, without limitation, any claim relating to employment discrimination, equal pay, sexual harassment, employee safety and health, wages and hours or workers’ compensation.

To the Knowledge of the Globe Knowledge Parties, no Subject Entity has received notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to any Subject Entity and no such investigation is in progress.
          (c) WV Alloys is not and has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.
          (d) To the Knowledge of the Globe Knowledge Parties, each of the Subject Entities has at all times within the past five (5) years properly classified, under applicable Law, each of its employees as employees, and each of its independent contractors as independent contractors, and has treated each person classified by it as an employee or independent contractor consistently with such status. There is no proceeding pending or, to the Knowledge of the Globe Knowledge Parties, threatened against any Subject Entity challenging the classification of any person as an employee or an independent contractor, including any claim for unpaid benefits, for or on behalf of, any such person.
          (e) None of the Subject Entities: (i) is delinquent in payments to any current or former employees or consultants, including, without limitation, outsourced employees, temporary employees, sales agents, and self-employed workers, for any services or amounts required to be reimbursed or otherwise paid, including, without limitation, all severance payments and other labor rights pursuant to any Contract between such employee or consultant and the applicable Subject Entity or (ii) is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, withholding Taxes, social security contributions, deposits on the Brazilian Unemployment Compensation Fund or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice).
          (f) To the Knowledge of the Globe Knowledge Parties, no current or former employee or consultant of any Subject Entity is in violation of any term of any employment agreement, consulting agreement, nondisclosure agreement, fiduciary duty, non-competition agreement, restrictive covenant or other obligation of any such employee or consultant relating to (i) the right of such employee or consultant to be employed by such Subject Entity or (ii) the knowledge or use of trade secrets or proprietary information.
          (g) To the extent subject thereto, during the last three (3) years, none of the Subject Entities has effectuated a “plant closing” or a “mass layoff” (as such terms are defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)), and none of the Subject Entities has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any Law that is similar to the WARN Act. To the extent subject thereto, none of the employees of any Subject Entity has suffered an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date of this Agreement. In addition, the transactions contemplated by this Agreement and the Ancillary Agreements do not require any notification to any “works council” or similar Governmental Authority.

          (h) WV Alloys does not have any obligations under the Coal Industry Retiree Health Benefit Act of 1992.
Section 4.12 Taxes. Except as set forth in Section 4.12 of the Disclosure Letter:
          (a) Each of the Subject Entities has (i) duly and timely filed (or has had duly and timely filed on its behalf) with the appropriate Governmental Authority all material Tax Returns required to be filed by it and all such material Tax Returns are true, correct and complete in all material respects, (ii) duly and timely paid in full (or has had duly and timely paid in full on its behalf) all material Taxes required to be paid by it (whether or not shown on any Tax Return), and (iii) made (or has had made on its behalf) adequate provision in accordance with GAAP for all accrued Taxes not yet due and payable.
          (b) There are no Liens for Taxes upon any property or asset of any of the Subject Entities (excluding for this purpose WV Alloys), the Alloy Business or the Brazilian Business other than Permitted Liens described in clause (i) of the definition of such term.
          (c) There is no deficiency pending or expected to be asserted with respect to Taxes of each of the Subject Entities that has not been fully settled or satisfied.
          (d) There is no Tax Audit pending or threatened in writing with respect to any Taxes or Tax Returns of any of the Subject Entities (excluding for this purpose WV Alloys, other than with respect to any such Tax Audit relating to the treatment, or that may effect the basis, of the assets set forth on Section 6.7 of the Disclosure Letter for U.S. federal income Tax purposes).
          (e) No Subject Entity (excluding for this purpose WV Alloys) has received written notice of any claim, and, to the Knowledge of the Globe Knowledge Parties, no claim has ever been made, by any Governmental Authority in a jurisdiction where any of the Subject Entities (excluding for this purpose WV Alloys) does not file Tax Returns that such entity is, or may be, subject to taxation by that jurisdiction.
          (f) There are no outstanding or pending agreements or waivers extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of any of the Subject Entities (excluding for this purpose WV Alloys) due for any Tax period and no power of attorney granted by any of the Subject Entities (excluding for this purpose WV Alloys) with respect to any Taxes is currently in force.
          (g) The material Tax Returns of the Subject Entities have been examined by the applicable Governmental Authority (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods ending on or before the date set forth on Section 4.12(g) of the Disclosure Letter, and no material deficiencies were asserted as a result of such examinations which have not been resolved and satisfied in full.
          (h) No Subject Entity is a party to, or bound by, any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement or arrangement with respect to Taxes (including advance pricing agreement, “closing agreement” within the meaning of Section 7121 of the Code or other agreement relating to Taxes with any Governmental

Authority) (excluding for this purpose WV Alloys, other than in the case of any such agreement or arrangement relating to the treatment, or that may affect the basis, of the assets set forth on Section 6.7 of the Disclosure Letter for U.S. federal income Tax purposes).
          (i) No Subject Entity (excluding for this purpose WV Alloys) has been included in any consolidated, combined, affiliated or unitary Tax Return (other than any such Tax Return which includes only Globe and any of its Subsidiaries).
          (j) No Subject Entity (excluding for this purpose WV Alloys) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies and which (x) occurred in the two years prior to the date of this Agreement or (y) could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the transactions contemplated by this Agreement.
          (k) No Subject Entity (excluding for this purpose WV Alloys) has agreed, or is required, to make any adjustment for any Tax period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a Tax period ending on or prior to the Closing Date under Section 481(a) or (c) of the Code (or any corresponding or similar provision of state, local or foreign applicable Law).
          (l) No Subject Entity (excluding for this purpose WV Alloys) has participated in a “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2).
          (m) Since its formation, each Subject Entity (excluding for this purpose WV Alloys), as applicable, has (i) been classified and treated as a corporation, partnership or disregarded entity, for U.S. federal income Tax purposes, as set forth next to such entity’s name in Section 4.12(m) of the Disclosure Letter and (ii) not made, or been the subject of, any election pursuant to Treasury Regulations Section 301.7701-3 to change its original classification as a corporation, partnership or disregarded entity, for U.S. federal income Tax purposes.
          (n) All the assets and properties of WV Alloys have (i) been acquired by WV Alloys in wholly taxable transactions after August 10, 1993, from a person that is neither, nor has ever been, a related person with respect to Globe or any of its Subsidiaries, within the meaning of Section 197(f)(9)(C) of the Code and Treasury Regulations promulgated thereunder and (ii) never been held or used by such a related person.
          (o) Section 4.12(o) of the Disclosure Letter sets forth a complete and accurate description of the Tax holiday presently applicable to the Brazilian Entities. The transactions contemplated by this Agreement, including, without limitation, the Restructuring Transactions, and the Ancillary Agreements will not adversely effect the availability or amount of such Tax holiday.
          (p) Section 4.12(p) of the Disclosure Letter sets forth for Brazilian Tax purposes the basis of the quota shares of GMIC held by GSMNL at the Closing.

Section 4.13 Certain Contracts.
          (a) Section 4.13(a) of the Disclosure Letter sets forth a true and correct list, as of the date hereof, of all of the following Contracts to which any Subject Entity (excluding for this purpose WV Alloys) is a party or by which their respective assets or the Alloy Business or the Brazilian Business are bound (the “Material Contracts”):
          (i) any Contract with any affiliate, current or former officer, director, employee, shareholder or other Representative of such Subject Entity or with a family member of any of the foregoing or with an entity in which any of the foregoing is a controlling Person;
          (ii) any Lease;
          (iii) any Contract entered into since February 1, 2007 relating to the disposition or acquisition by any Subject Entity (excluding for this purpose WV Alloys, unless related to the Alloy Business) of any material assets other than in the ordinary course of business;
          (iv) any Contract establishing a joint venture, partnership or other relationship (however named) involving a sharing of profits, losses, costs, or Liabilities by any Subject Entity (excluding for this purpose WV Alloys) or the Alloy Business with any other Person;
          (v) any indenture, mortgage, note, promissory note, bond, loan, guarantee, surety or credit agreement or other Contract relating to Indebtedness, including any letters of credit issued on behalf of the Brazilian Business or the Alloy Business;
          (vi) any Contract that is primarily a Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to Liabilities of any other Person involving a dollar value in excess of U.S. $50,000;
          (vii) any Contract (including vendor and customer contracts) that is reasonably anticipated to involve aggregate payments or consideration furnished by or to any Subject Entity (excluding for this purpose WV Alloys, unless related to the Alloy Business) of more than U.S. $50,000 in any year;
          (viii) any Contract relating to the supply of vegetal charcoal, sawmill leftovers, coal or quartz;
          (ix) any Contract which could reasonably be expected to affect the ability of Alloy JV to fulfill its commitments pursuant to the Alloy Output and Supply Agreement;
          (x) any Contract relating to (i) the provision of power, energy or other natural resources or (ii) mining or other land-usage rights or restrictions;

          (xi) any management, consulting, advertising, marketing, sales, distribution or promotion Contract that (A) involves annual payments in excess of U.S. $50,000 or (B) is not cancelable on 30 days’ notice without payment or penalty;
          (xii) any Contract for capital expenditures in excess of U.S. $100,000 in the aggregate;
          (xiii) any Contract with any Governmental Authority;
          (xiv) any Contract pursuant to which any Subject Entity (in the case of WV Alloys, related to the Alloy Business) has granted any exclusive marketing, distribution or other similar rights (including “most favored nation” status) to any Person;
          (xv) any Contract (A) pursuant to which any Subject Entity (in the case of WV Alloys, related to the Alloy Business) grants any Third Party the right to use any material Intellectual Property owned by such Person, (B) pursuant to which any Subject Entity (in the case of WV Alloys, related to the Alloy Business) receives the right to use any material Intellectual Property owned by any Third Party, including any affiliate of any Subject Entity (other than Contracts granting rights to use Off-the-Shelf Software), or (C) restricting the right of any Subject Entity (in the case of WV Alloys, related to the Alloy Business) to use any material Intellectual Property that is owned by such Person;
          (xvi) any Contract having a duration in excess of one year and not terminable without penalty or payment in excess of $50,000 upon 90 days or less prior notice; and
          (xvii) any Contract containing covenants not to compete in any line of business or with any other Person in any geographical area, or covenants of any other Person not to compete with any Subject Entity (in the case of WV Alloys, related to the Alloy Business) in any line of business or in any geographical area.
          (6) Copies of all such Material Contracts referred to in Section 4.13(a) have been previously delivered to or made available for inspection by DCC, and such copies are complete and correct. Except as set forth in Section 4.13(b) of the Disclosure Letter, (i) each Material Contract is a valid, binding and enforceable obligation of the applicable Subject Entity, and, to the Knowledge of the Globe Knowledge Parties, the other parties thereto, and is in full force and effect, (ii) except as would not reasonably be expected to have a Globe Material Adverse Effect, the applicable Subject Entity has performed in all material respects all obligations required to be performed by it to date under each Material Contract and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, (iii) to the Knowledge of the Globe Knowledge Parties, each of the other parties to each Material Contract has performed in all material respects all obligations required to be performed by it under such Material Contract and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, and (iv) no Subject Entity has received written notice of an intention to cancel, not renew, terminate, materially modify or challenge the validity or enforceability of any Material Contract.

          (c) Attached as Section 4.13(c) of the Disclosure Letter are complete and correct copies of the indemnification provisions of the Camargo Purchase Agreement and the Elkem Purchase Agreement, which are currently in effect.
          (d) The Contribution Agreement, in the form previously provided to DCC, is presently in full force and effect.
Section 4.14 Subject Entity Intellectual Property.
          (a) Section 4.14(a) of the Disclosure Letter sets forth a complete and accurate list of all Intellectual Property (i) owned by each Subject Entity (in the case of WV Alloys, related to the Alloy Business) or (ii) owned by Globe or its Subsidiaries and used in the conduct of the Brazilian Business or the Alloy Business, in each case, that is the subject of a registration or an application for registration and lists, in each case, the owner, the jurisdiction and the application of or registration number thereof (collectively, “Registered Intellectual Property”). A Subject Entity, Globe or one of its Subsidiaries, as applicable, is the record owner of all Registered Intellectual Property free and clear of all Liens (except Permitted Liens), all Registered Intellectual Property is in force and, to the Knowledge of the Globe Knowledge Parties, valid, and all application, renewal and maintenance fees and filings due in relation to all Registered Intellectual Property have been paid and maintained to date.
          (b) The applicable Subject Entity shall own as of the Closing, free and clear of all Liens (except Permitted Liens), or has valid and enforceable rights or licenses to use, free and clear of all Liens (except Permitted Liens), all of the Intellectual Property that is used in, and necessary to carry on, the Alloy Business and the Brazilian Business as conducted on the Closing Date.
          (c) The conduct of the Brazilian Business and the Alloy Business does not infringe or otherwise violate the Intellectual Property of any Third Party, other than for any infringement which is not reasonably likely to result in a Globe Material Adverse Effect. Since January 1, 2006 with respect to the Alloy Business and January 1, 2007 with respect to the Brazilian Business, none of Globe, GMI or any Subject Entity has received any written notice and no claim is pending or, to the Knowledge of the Globe Knowledge Parties, threatened alleging any of the foregoing or challenging the ownership, use, validity, enforceability or registrability of any Intellectual Property owned by any Subject Entity, or any Intellectual Property owned by Globe or any of its affiliates and used in the Brazilian Business or the Alloy Business (collectively, “Subject Entity Intellectual Property”). To the Knowledge of the Globe Knowledge Parties, no Third Party is infringing or otherwise violating any of the Subject Entity Intellectual Property. Neither Globe, GMI nor any Subject Entity has made or threatened any claim against any Third Party alleging infringement or other violation of any Subject Entity Intellectual Property and no such claim is currently pending.
          (d) Each Subject Entity has taken commercially reasonable efforts to protect the confidentiality of its trade secrets, and none of its trade secrets has been authorized to be disclosed or, to the Knowledge of the Globe Knowledge Parties, has been disclosed to any Third Party other than pursuant to a written non-disclosure agreement.

          (e) Each employee and consultant who has developed Intellectual Property on behalf of a Subject Entity (in the case of WV Alloys, related to the Alloy Business) or for use in the Brazilian Business or the Alloy Business has executed an agreement with the applicable Subject Entity (or affiliate thereof) that conveys to such Subject Entity (or affiliate thereof) any and all right, title and interest of such employee or consultant in and to such Intellectual Property.
          (f) The Intellectual Property and technology used in and material to the operation of the Brazilian Business is not subject to any Law prohibiting the export or re-export of such Intellectual Property or technology to or from the United States.
          (g) Section 4.14(g) of the Disclosure Letter sets forth a complete and accurate list of the Restricted Employees. Globe has made available to DCC a true and complete copy of all Contracts between the Restricted Employees and Globe or any of its affiliates related to Globe Solar Grade Technology (collectively, the “Employee Proprietary Information Agreements”).
          (h) As of the Closing Date, (i) neither Globe nor its affiliates use or have used the Globe Solar Grade Technology in connection with the production of Chemical Grade Silicon, (ii) the Globe Solar Grade Technology is not and has not been used in the ordinary course operation of the Brazilian Business; and (iii) neither Globe nor its affiliates have licensed the Globe Solar Grade Technology to any Third Party for use in connection with the production of Chemical Grade Silicon.
          (i) The information deposited in Globe’s Solar Grade Registry (as defined herein) is limited to the Globe Solar Grade Technology that was disclosed to the Restricted Employees.
          (j) The computer software Microsiga is (i) not used in the conduct of the Brazilian Business in the ordinary course and (ii) licensed by GMIC.
Section 4.15 Properties and Assets.
          (a) Section 4.15(a) of the Disclosure Letter sets forth a true, correct and complete list of all real property owned by each Subject Entity (excluding for this purpose WV Alloys) or an affiliate thereof in connection with the Brazilian Business or the Alloy Business (the “Owned Real Property”). Each Subject Entity (or the applicable affiliate thereof) has good and marketable title to or other legal right to use the Owned Real Property. None of the Owned Real Property is subject to any Liens except Permitted Liens. Globe has provided or made available to DCC true and correct copies of all title reports and title policies (including all exception documents referenced therein) and surveys in its possession or control regarding the Owned Real Property.
          (b) Section 4.15(b)(i) of the Disclosure Letter sets forth a true, correct and complete list of all real property and interests in real property leased, licensed or otherwise occupied by each Subject Entity or an affiliate thereof in connection with the Brazilian Business or the Alloy Business (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). Globe has delivered or made available to DCC true, correct and complete copies of all Leases. Except as set forth in Section 4.15(b)(ii) of the Disclosure Letter and Schedule B to the Title Commitment, there are no leases, ground leases, licenses or other occupancy agreements granting to any party or parties (other than any of the Subject Entities) the right of use or occupancy of any portion of the Real Property. Each Subject Entity, as applicable, has a valid leasehold interest to each of the Leased Real Property, free and clear of all Liens, except Permitted Liens. None of Globe, GMI nor any Subject Entity has received notice of default under any Lease that has not been cured or waived and, to the Knowledge of the Globe Knowledge Parties, no event has occurred and no condition exists that, with notice or lapse of time or both, will constitute a default under any Lease. To the Knowledge of the Globe Knowledge Parties, no other party is in default under any Lease and no party to such lease has exercised any termination rights with respect thereto. Except as set forth on Section 4.15(b)(ii) of the Disclosure Letter, no Subject Entity has received any written notice in the last twelve (12) months (i) from any Governmental Authority that it is imposing a general or special assessment relating to any of the Real Property, (ii) from any Governmental Authority indicating that any of the Real Property or any Improvements (as defined below) is not in compliance with applicable zoning laws or that the Governmental Authority will be seeking modification of any variances, special exceptions, conditions or agreements pertaining to such Real Property or that such Governmental Authority intends to modify, in any material respect, the zoning of, or other governmental rules or restrictions applicable to, the Real Property or the use thereof, or (iii) requiring or calling attention to the need for any work, repair, construction, alteration or installation on, or in connection with, any of the Real Property, except in the case of (i), (ii) or (iii) above, where the imposition of the assessment, the failure to comply with such zoning laws or the failure to perform such work, repair, construction, alteration or installation, as applicable, has not resulted and would not reasonably be expected to have a Globe Material Adverse Effect. Except as set forth in Section 4.15(b)(iii) of the Disclosure Letter, no Subject Entity has received a written notice of any pending condemnation or eminent domain proceeding against any Real Property and to the Knowledge of the Globe Knowledge Parties, no such condemnation or eminent domain proceeding is threatened. All of the properties and assets of the Subject Entities consisting of buildings, fixtures, building systems, and equipment (whether owned or leased) included in the Real Property (the “Improvements”) currently used in the normal operations of the Brazilian Business or the Alloy Business have been maintained by the Subject Entities and are in good operating condition, subject to normal wear and tear, and are free from material defects, except where such defects would not reasonably be expected to have a Globe Material Adverse Effect.
          (c) No Subject Entity has granted, and no Globe Knowledge Party has any Knowledge of, any outstanding options, rights of first offer, rights of refusal or similar preemptive rights to purchase or lease any of the Real Property, or any portion thereof or interest therein (other than any such rights in favor of a Subject Entity).
          (d) The present use of the Real Property (including the Improvements) is, and the Improvements themselves are, in substantial conformity with all applicable Laws and with all recorded deeds, restrictions of record and other agreements affecting such Real Property other than any violations or failures to conform that do not materially and adversely affect the use and operation of the Real Property, and none of Globe, GMI or any Subject Entity has received any written notice of any violation thereof currently outstanding, and the Globe Knowledge Parties have no Knowledge of any violation thereof currently outstanding. The Real Property includes all land, Improvements, easements and other rights and interests appurtenant thereto materially necessary for use by the Subject Entities in the conduct of the Brazilian Business and the Alloy Business as presently conducted. To the Knowledge of the Globe Knowledge Parties, none of the items set forth Section 1.1(c) and/or Section 4.15(b) of the Disclosure Letter or items set forth in Schedule B to the Title Commitment have had a material adverse effect, individually or in the aggregate, on the use of the Real Property.
          (e) Except as contemplated by this Agreement and the Restructuring Transactions, no Subject Entity has entered into any Contract or other obligation, and no Globe Knowledge Party has any Knowledge of any Contract or other obligation, that is currently in effect for the sale, exchange, encumbrance or transfer of any of the Real Property.
          (f) Section 4.15(f) of the Disclosure Letter sets forth all leases of personal property involving annual payments in excess of U.S. $100,000 relating to personal property used in the Brazilian Business or the Alloy Business and to which any Subject Entity is a party or by which its properties or assets is bound (the “Personal Property Leases”). Globe has delivered or made available to DCC true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto. The applicable Subject Entity has a valid leasehold interest under each of the Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity. None of Globe, GMI nor any Subject Entity has received any written notice of default under any Personal Property Lease that has not been cured or waived and, to the Knowledge of the Globe Knowledge Parties, no event has occurred and no condition exists that, with notice or lapse of time or both, will constitute a default under any Personal Property Lease. To the Knowledge of the Globe Knowledge Parties, no other party is in default under any Personal Property Leases and no party to the Personal Property Leases has exercised any termination rights with respect thereto. Each Subject Entity has good and marketable title to all of the items of personal property reflected on the Brazilian Balance Sheet or the Alloy Balance Sheet, as applicable, free and clear of any and all Liens other than the Permitted Liens. All such items of personal property which are used in the normal operation of the Brazilian Business or Alloy Business, as applicable, are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.
Section 4.16 Environmental Matters.
          (a) Except as set forth in Section 4.16(a)(i) of the Disclosure Letter, (i) each Subject Entity is in compliance, in all material respects, with all applicable Environmental Laws, including, without limitation, holding and complying with the terms of all Permits and authorizations required by Environmental Law for the operation of the Brazilian Business or the Alloy Business, or the Alloy Facility, as applicable, and no event has occurred or condition exists which constitutes or, that with notice or lapse of time or both, could constitute, a default under, or violation of, any Permit held or required pursuant to Environmental Law, (ii) there is no Governmental Order or other communication (written or oral), whether from a Governmental

Authority, citizens group, employee, former employee or otherwise, that alleges that a Subject Entity is not in such compliance with all applicable Environmental Laws as to which there is a reasonable possibility of a materially adverse outcome, and (iii) there are no circumstances that may prevent or interfere with such full compliance in the future. All material Permits currently held by any Subject Entity or their affiliates and related to the Alloy Business or the Brazilian Business pursuant to the Environmental Laws are identified in Section 4.16(a)(ii) of the Disclosure Letter.
          (b) Except as set forth in Section 4.16(b) of the Disclosure Letter, there is no Environmental Claim pending or to the Knowledge of the Globe Knowledge Parties threatened against any Subject Entity, or to the Knowledge of the Globe Knowledge Parties, against any Person whose Liability for any such Environmental Claim any Subject Entity has or may have retained or assumed either contractually or by operation of Law.
          (c) Except as set forth in Section 4.16(c) of the Disclosure Letter or that would not reasonably be expected to have a Globe Material Adverse Effect, (i) there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, emission, discharge or disposal of any Hazardous Material, that could reasonably be expected to form the basis of any Environmental Claim against any Subject Entity or, against any Person whose Liability for any such Environmental Claim any Subject Entity has or may have retained or assumed either contractually or by operation of Law; (ii) there have been no Releases of Hazardous Materials that could reasonably require Clean up or remediation or could reasonably be expected to create a threat to human health, worker safety or the environment and (iii) there are no past or present damages, degradation or other irregular interferences regarding any natural resources including environmental reserves, legal reserves, conservation units and areas of permanent conservation.
          (d) Without in any way limiting the generality of the foregoing, (i) all on-site landfills and, since January 1, 2006, off-site locations where any Subject Entity has stored, disposed or arranged for the disposal of Hazardous Materials, mining tailings and debris and process water are identified in Section 4.16(d) of the Disclosure Letter, (ii) all underground storage tanks, and the status, capacity and contents of such tanks, located on property owned or leased by any Subject Entity or used in the Brazilian Business or Alloy Business are identified in Section 4.16(d) of the Disclosure Letter, (iii) except as set forth in Section 4.16(d) of the Disclosure Letter, there is no asbestos contained in or forming part of any building, building component, structure or office space owned or leased by any Subject Entity or used in the Alloy Business or the Brazilian Business that requires abatement, and (iv) except as set forth in Section 4.16(d) of the Disclosure Letter, no polychlorinated biphenyls (PCBs) above 50 ppm are used or stored at any property owned, operated or leased by any Subject Entity or used in the Alloy Business or the Brazilian Business.
          (e) Except as set forth in Section 4.16(e) of the Disclosure Letter, no Subject Entity is party to any Contract with provisions that could reasonably be expected to result in material Liability under Environmental Law, or has any other obligation pursuant to which they are, as of the date hereof, required or are reasonably likely to be required to maintain financial assurances, post a bond, provide escrow or collateral in relation to reclamation, recovery of degraded areas, remediation or Cleanup under any Environmental Law.
          (f) Each Subject Entity is in compliance with all Plans for Recovery of Degraded Areas and have taken all actions required thereunder to Cleanup, restore, remediate, reclaim and recover all degraded areas pursuant thereto. Except as set forth in Section 4.16(f) of the Disclosure Letter, no Subject Entity has any outstanding obligations to Cleanup, restore, remediate, reclaim or recover land that has been mined for quartz by such Subject Entity, or any Person on behalf of a Subject Entity.
          (g) No Subject Entity has any known or reasonably estimable asset retirement obligations (AROs) as set forth in the Financial Accounting Standards Board (FASB) Interpretation No. 47 (FIN 47).
          (h) Each Subject Entity has lawfully secured access, approvals, permissions or similar authorizations from all applicable Persons for the use of any natural resource (including but not limited to water, land, vegetation and forest products) required or currently being used for the operation of the Brazilian Business or the Alloy Business, as applicable, and no current or reasonably foreseeable condition exists which could, with notice or lapse of time or both, cause the lawful use of such natural resource to be reduced, eliminated or denied.
          (i) All suppliers of raw materials to the Subject Entities and the Alloy Business (including, without limitation, suppliers of vegetal charcoal, natural resources, sawmill leftovers and quartz), to the Knowledge of the Globe Knowledge Parties, are in compliance with all Environmental Laws, except as would not reasonably be expected to have a Globe Material Adverse Effect.
          (j) The Subject Entities have provided to DCC true, correct and complete copies of all material reports, studies, analyses, tests or monitoring data possessed by or in the reasonable control of any Subject Entity that could reasonably show the basis for material Liability under Environmental Laws and pertaining to Releases of Hazardous Materials or regarding any Subject Entities’ compliance (or compliance by prior owners of the Alloy Business) with applicable Environmental Laws and Laws pertaining to the use of natural resources, including any reports provided to them or their parent entities which are presently in their possession by prior owners of the Alloy Business or the Brazilian Business and related to potential Environmental Liabilities.
Section 4.17 Transactions with Affiliates.
          (a) Except as set forth in Section 4.17(a) of the Disclosure Letter, there are no outstanding amounts payable to or receivable from, or advances by any Subject Entity (in the case of WV Alloys, related to the Alloy Business) to, and no Subject Entity (in the case of WV Alloys, related to the Alloy Business) is otherwise a creditor or debtor to, or party to any Contract or any other arrangement with, any equityholder, director, officer, employee, affiliate or associate of such Subject Entity, or any relative of any of the foregoing, other than intercompany receivables and payables that will be settled prior to the Closing. Set forth on Section 4.17(a) of the Disclosure Letter is a true and correct list of all material services performed or products supplied by Globe or any of its affiliates (other than a Subject Entity) that are expected to be performed by Alloy JV following the Closing to or on behalf of the Alloy Business or the Brazilian Business, as well as a true and correct description thereof.
          (b) Section 4.17(b) of the Disclosure Letter sets forth a true and correct list of all Shared Contracts.
          (c) Immediately following the Closing and after taking into account the transactions contemplated by the Ancillary Agreements, the Shared Contracts and the Restructuring Transactions, each of the Subject Entities will have all assets, properties, licenses and rights necessary for the operation of the businesses of such Subject Entity in the same manner as the Brazilian Business and the Alloy Business were conducted prior to the Closing.
Section 4.18 Insurance. Section 4.18 of the Disclosure Letter sets forth a list of all insurance policies and fidelity bonds (and the applicable owners of each) covering the assets, business, operations, employees, officers or directors of each Subject Entity (including, for the sake of clarity, all such insurance policies and fidelity bonds held by any affiliate of the Subject Entities) and Globe has provided or made available to DCC true and complete copies of all insurance policies and fidelity bonds covering the Alloy Business and the Brazilian Business. There is no claim by a Subject Entity or any of its affiliates pending under any of such policies or bonds as to which coverage has been, to the Knowledge of the Globe Knowledge Parties, questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums that are due with respect thereto covering all periods up to and including the Closing Date have been or will be paid or accrued, no notice of cancellation or termination has been received with respect to such policy or bonds or other form of insurance, such policies or bonds will not terminate on lapse by reason of the consummation of the transactions contemplated by this Agreement, and each Subject Entity and, as applicable, its affiliates, have otherwise complied fully with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) are in full force and effect. Globe or one of its Subsidiaries maintains insurance policies and fidelity bonds (including financial institutions bond, property and casualty insurance, professional liability insurance and workers’ compensation insurance) of the type and in amounts required for the prudent conduct of the Brazilian Business or the Alloy Business, as applicable. The Globe Knowledge Parties have no Knowledge of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of such policies or bonds.
Section 4.19 Finders’ or Advisors’ Fees; Fairness Opinion. Other than Duff & Phelps, LLC, for which Globe shall be solely responsible, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Globe or any of its affiliates who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement for which DCC or the Subject Entities following the Closing would be responsible. Globe has received the opinion of Duff & Phelps, LLC to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Consideration is fair, from a financial point of view, to Globe, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 4.20 No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, none of Globe nor any other Person makes any other express or implied representation or warranty with respect to the Globe, GMI, the Subject Entities, any of their respective Subsidiaries, the Alloy Business or the Brazilian Business. Globe disclaims any representation or warranty, whether made by Globe or any of its affiliates, Representatives or other agents that is not contained in this ARTICLE IV. None of Globe, any affiliate of Globe or any Person or entity acting on behalf of Globe or any affiliate of Globe makes any representation or warranty with respect to any estimates, projections and other forecasts and plans (including the reasonableness of the assumptions or the accuracy of the information underlying such estimates, projections and forecasts), except to the extent set forth in this ARTICLE IV.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF DCC
          DCC represents and warrants to Globe that:
Section 5.1 Organization and Qualification. DCC is a corporation duly organized, validly existing and in good standing under the Laws of Michigan. DCC has the requisite corporate power and corporate authority and any necessary Governmental Authority, franchise, license, certificate, or permit to own, operate and lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a DCC Material Adverse Effect.
Section 5.2 Corporate Authorization; Board Action. Each of DCC, DCC Brazil and DCC Alloy has, or in the case of DCC Alloy, will have prior to the Closing, the requisite corporate power and authority to enter into this Agreement and Ancillary Agreements, as applicable, and to consummate the transactions contemplated hereby and thereby, as applicable. The execution and delivery of this Agreement and the applicable Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized (or, in the case of DCC Alloy, will have been prior to Closing) by all necessary corporate action on the part of each of DCC, DCC Brazil and DCC Alloy and no other corporate proceedings on the part of DCC is necessary to authorize the execution and delivery of this Agreement or the applicable Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by DCC and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of DCC enforceable against it in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and to general equity principles. When executed and delivered, the applicable Ancillary Agreements will have been duly executed and delivered by each of DCC, DCC Brazil and DCC Alloy, as applicable, and, assuming due authorization, execution and delivery of such Ancillary Agreements by the other parties thereto, will constitute valid and binding agreements of each of DCC, DCC Brazil and DCC Alloy, as applicable, enforceable against it in accordance with their terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and to general equity principles.
Section 5.3 Consents and Approvals; No Violations.
          (a) The execution, delivery and performance by each of DCC, DCC Brazil and DCC Alloy of this Agreement and the applicable Ancillary Agreements, and the consummation by each of DCC, DCC Brazil and DCC Alloy of the transactions contemplated hereby and thereby require no action by or in respect of, or notice to or filing with, any Governmental Authority other than compliance with any applicable requirements of any antitrust or similar Laws.
          (b) Neither the execution, delivery or performance by each of DCC, DCC Brazil and DCC Alloy of this Agreement or the applicable Ancillary Agreements, nor the consummation by each of DCC, DCC Brazil and DCC Alloy of the transactions contemplated hereby or thereby nor compliance by each of DCC, DCC Brazil or DCC Alloy with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provisions of the organizational and governing documents of DCC, DCC Brazil or DCC Alloy, (ii) conflict with or result in any violation of any provision of any Law binding upon or applicable to DCC, DCC Brazil or DCC Alloy, (iii) require the consent, approval or authorization of, or notice to or filing with, any Third Party with respect to, result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment, or acceleration of any right or obligation of DCC, DCC Brazil or DCC Alloy or to a loss of any benefit to DCC, DCC Brazil or DCC Alloy) under any provision of any Contract binding upon DCC, DCC Brazil or DCC Alloy or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of DCC, DCC Brazil or DCC Alloy, except in the case of (ii), (iii) and (iv) for such conflicts, violations, breaches, defaults, rights or losses, or the failure to obtain any such consents or approvals or to provide such notices or make such filings, that would not reasonably be expected to have, individually or in the aggregate, a DCC Material Adverse Effect.
Section 5.4 Investment Representation. DCC is causing each of DCC Brazil and DCC Alloy to acquire the Brazilian Interests and the Alloy Interests, respectively, for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.
Section 5.5 Adequacy of Funds. DCC has access to, and will have at the Closing, adequate immediately available funds on hand to satisfy its, DCC Brazil’s and DCC Alloy’s monetary and other obligations under this Agreement and the Ancillary Agreements without recourse to any new outside financing.
Section 5.6 Finders’ or Advisors’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of DCC or any of its affiliates.

Section 5.7 No Other Representations.
          (a) Except for the representations and warranties contained in ARTICLE IV, DCC acknowledges that none of Globe nor any other Person has made any other express or implied representation or warranty with respect to Globe, GMI, the Subject Entities, any of their Subsidiaries, the Brazilian Business or the Alloy Business. For the sake of clarity, the foregoing shall not limit any rights or remedies that DCC may have in the case of fraud or intentional misrepresentation by Globe or any of its affiliates.
          (b) Except for the representations and warranties contained in this ARTICLE IV, none of DCC nor any other Person makes any other express or implied representation or warranty with respect to DCC, any of their respective Subsidiaries. DCC disclaims any representation or warranty, whether made by DCC or any of its affiliates, Representatives or other agents that is not contained in this ARTICLE IV.
ARTICLE VI
COVENANTS
Section 6.1 Conduct of Globe and the Subject Entities.
          (a) Globe covenants and agrees that from and after the date of this Agreement and prior to the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Globe shall cause the Brazilian Business and the Alloy Business to be conducted in all respects only in the ordinary course of business and consistent with past practice and, to the extent consistent therewith, shall use its reasonable best efforts to preserve the organization of the Brazilian Business and the Alloy Business intact and maintain the existing relations with the suppliers, Employees, creditors and business partners of the Brazilian Business and the Alloy Business.
          (b) Without limiting the provisions of Section 6.1(a), except as set forth in Section 6.1(b) of the Disclosure Letter and as contemplated by the Restructuring Transactions, Globe covenants and agrees that, except as expressly provided in this Agreement, or as required to comply with applicable Law, or with the prior written consent of DCC (which shall not be unreasonably withheld or delayed), from and after the date of this Agreement and prior to the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Globe shall not permit the Brazilian Entities, WV Alloys prior to the Restructuring Transactions and Alloy JV to:
          (i) amend or propose to amend the articles of incorporation or bylaws or similar organizational documents of any Brazilian Entity;
          (ii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or other equity interests of any Subject Entity;

          (iii) (A) directly or indirectly, split, combine or reclassify the outstanding shares of capital stock or other equity interests of any Subject Entity; or (B) redeem, purchase or otherwise acquire directly or indirectly any Subject Entity’s capital stock or other equity interests;
          (iv) declare, set aside or pay any dividend or other distribution with respect to its capital stock or other equity interests of the Subject Entities (excluding for this purpose WV Alloys, unless related to the Alloy Business) other than distributions or dividends payable solely in cash;
          (v) adopt a plan of complete or partial liquidation or dissolution;
          (vi) (A) increase the compensation or benefits payable to any Employee or any director or consultant of any Subject Entity other than increases in the ordinary course of business, consistent with past practice to non-officer employees; (B) grant any severance or termination pay to (or amend any such existing arrangement with) any Employee or any director or consultant of any Subject Entity; (C) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Employee or any director or consultant of any Subject Entity; (D) increase any benefits payable under any existing severance or termination pay policies or agreements or employment agreements; or (E) permit any Employee or any director or consultant of any Subject Entity who is not already a party to an agreement or a participant in a plan providing benefits upon or following a “change in control” to become a party to any such agreement or a participant in any such plan, in each case with respect to clauses (A) through (E) other than pursuant to a pre-existing contractual commitment or as required by applicable Law;
          (vii) enter into or amend any collective bargaining agreement with respect to any Subject Entity, the Alloy Business or the Brazilian Business except as may be required in connection with this Agreement on terms set forth on Section 6.1(b) of the Disclosure Letter;
          (viii) (A) adopt any new benefit plan, terminate any Employee Plan or modify any Employee Plan in a way that could result in additional cost to any Subject Entity other than (I) non-material modifications applying similarly to all employees of the Subject Entities or required under the terms of an existing collective bargaining agreement or (II) modifications, terminations or other similar actions taken with respect to new benefit plans or Employee Plans (including the transfer of, maintenance or sponsorship of such plans) in connection with the Restructuring Transactions which are set forth on Section 6.1(b)(vii) of the Disclosure Letter; or (B) establish any new or fund any existing grantor trust, within the meaning of subpart E, part I, subchapter J, chapter 1, subtitle A of the Code, or similar trust (except in accordance with the current terms of any Employee Plan) effecting the Alloy Business or the Brazilian Business, or enter into any other arrangement for the purpose of securing non-qualified retirement benefits, termination benefits or deferred compensation for any Employee of the Alloy Business or the Brazilian Business;

          (ix) sell, transfer, pledge, dispose of, or permit to exist any Lien on, any of the Brazilian Interests;
          (x) enter into, modify or amend in any material way or terminate any Contract providing energy for the Alloy Business or the Brazilian Business or waive any material rights or claims pursuant thereto;
          (xi) enter into any Contract (A) committing (I) the Brazilian Entities, directly or indirectly, to supply 5,000 or more tons of silicon metal, in the aggregate or (II) more than 51% of the capacity of the silicon metal output of the Alloy Facility and/or (B) binding on the Brazilian Entities having a term of greater than one (1) year, or amend or modify any such Contract;
          (xii) enter into, modify or amend in any material way or terminate any Material Contract or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;
          (xiii) enter into any material transaction affecting the Alloy Business or the Brazilian Business other than in the ordinary course of business and consistent with past practice;
          (xiv) permit (by failing to use its reasonable best efforts) any material insurance policy covering any Subject Entity (excluding for this purpose WV Alloys) or the Alloy Business or the Brazilian Business to be cancelled or terminated or fail to use its reasonable best efforts to renew coverage under any such policy;
          (xv) solely, in each case, with respect to the Subject Entities (excluding for this purpose WV Alloys), (A) incur any Indebtedness for borrowed money or issue debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money, except (I) for Indebtedness incurred under a Subject Entity’s existing credit facilities, or (II) in the ordinary course of business and consistent with past practice, in an aggregate under clauses (I) and (II) in amount not to exceed U.S. $250,000; (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than in the case of GMIC, Reflorestadora and Agua Azul); or (C) enter into any material commitment or transaction (including any borrowing, capital expenditure or purchase, sale or lease of assets) requiring a capital expenditure by any Subject Entity, other than capital expenditures that do not exceed U.S. $500,000 in the aggregate;
          (xvi) (A) make, amend or revoke any Tax accounting method or material Tax election, (B) settle or compromise any material Tax Liability or assessment, (C) surrender any right to claim a refund of any material Tax, (D) agree to any adjustment of any material Tax attribute, (E) file any amended Tax Return, (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under state, local or foreign Law), (G) surrender any right to claim a material Tax refund or (H) consent to waive or extend any statute of limitations with respect to Taxes;
          (xvii) change any of the accounting principles used by any Subject Entity unless required by GAAP or other applicable Law;
          (xviii) pay, discharge or satisfy any Liabilities of any Subject Entity (excluding for this purpose WV Alloys), the Alloy Business or the Brazilian Business other than (A) the payment, discharge or satisfaction of any such Liabilities in the ordinary course of business and consistent with past practice and in accordance with their terms as in effect on the date of this Agreement and (B) settlements or compromises of any litigation (whether or not commenced prior to the date of this Agreement) where the amount paid (after giving effect to insurance proceeds actually received) does not exceed U.S. $250,000 in the aggregate for all such settlements or compromises;
          (xix) (A) with respect to each Subject Entity acquire (by merger, consolidation, or acquisition of stock or assets) any Person or division thereof or make any investment in another Person or, except in the ordinary course of business and consistent with past practice, acquire assets, or (B) sell, transfer, lease, license, pledge, dispose of, or encumber or authorize or propose the sale, pledge, disposition or Lien of any assets of any Subject Entity, the Alloy Business or the Brazilian Business except in the case of clause (B) above, for sales, transfers, leases, licenses, pledges, dispositions or Liens (I) pursuant to existing Contracts (the terms of which have been previously disclosed to DCC) or (II) in the ordinary course of business and consistent with past practice; or
          (xx) enter into a Contract to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.
Section 6.2 Access to Information; Confidentiality.
          (a) In each case with respect to the Brazilian Business and the Alloy Business, from the date of this Agreement to the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Globe shall, and shall cause its Subsidiaries to, give DCC and its Representatives reasonable access to the offices, Representatives, and properties of the Brazilian Business and the Alloy Business (including, without limitation, the Books and Records) during normal business hours, furnish to DCC and its Representatives such financial and operating data and all other information as such Persons may reasonably request that are currently prepared by Globe or its Subsidiaries and shall instruct its own Representatives to cooperate with DCC in its investigation of the Brazilian Business and the Alloy Business; provided, that such access shall not be used for the purpose of performing Phase I environmental site assessments or similar audits or Phase II environmental investigations or any other soil or other invasive sampling; provided, further, that Globe shall have no obligation, prior to the Closing, to provide access to or furnish to DCC any such lists, information and records that in the reasonable discretion of Globe are prohibited from being disclosed or transferred by applicable Law or would result in the waiver of any applicable attorney-client privilege or the violation of any confidentiality or non-disclosure agreement; provided, further, that in exercising its rights under this Section 6.2, DCC shall not be permitted to interfere unreasonably with the conduct of the business of Globe or its Subsidiaries; provided, further, that no investigation of the Subject Entities or the Brazilian Business or the Alloy Business shall affect any representation or warranty given by any party hereunder.
          (b) All information provided or obtained in connection with the transactions contemplated by this Agreement shall be held by DCC and its affiliates and Representatives in accordance with the Confidentiality Agreement, dated March 17, 2009 between Globe, GMI and DCC (as amended to date, the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern. The parties hereto agree that the Confidentiality Agreement, solely with respect to the confidential information regarding the Alloy Business and the Brazilian Business, shall terminate and be of no further force or effect as of the Closing.
          (c) From and after the Closing Date, Globe and its affiliates shall, and shall cause their respective Representatives to, keep confidential any and all information concerning the Brazilian Entities in their possession as of the Closing Date other than information that becomes generally available through no fault of Globe or its affiliates.
          (d) Prior to Closing, (i) Globe shall create a schedule of all Globe Solar Grade Technology and (ii) DCC shall create a schedule of all DCC Solar Grade Technology that exists as of the Closing (each such schedule, a “Solar Grade Registry”). Globe’s Solar Grade Registry shall, for each portion of the Globe Solar Grade Technology, identify the Restricted Employee who had access to such Globe Solar Grade Technology. Each Solar Grade Registry shall be in the English language and shall describe the Intellectual Property in sufficient detail to effect the intent of this Section 6.2. Prior to Closing, each of Globe and DCC shall deposit its Solar Grade Registry into escrow, to be held by its respective outside counsel (as designated) or a mutually agreed-upon escrow agent. Once deposited, neither Solar Grade Registry shall be altered in any respect; provided, however, that each party may complete its Solar Grade Registry within sixty (60) days after Closing (but only to the extent that such registry was incomplete as of the Closing Date). Neither Solar Grade Registry shall be released unless and until a dispute arises as to whether DCC or its affiliates has breached the Technology Restrictions. In such event, each party’s Solar Grade Registry shall be released to the other party’s designated counsel or other Representatives in an effort to resolve the dispute, except as provided below. Notwithstanding the foregoing, the parties acknowledge and agree that DCC and its affiliates may develop or acquire DCC Solar Grade Technology after the Closing Date and, in the event of any such dispute, DCC shall be entitled to demonstrate (i) development or acquisition of any such DCC Solar Grade Technology in addition to DCC’s Solar Grade Registry and (ii) that some or all of the Globe Solar Grade Technology is in the public domain (other than as a result of a breach of this Agreement by DCC or its affiliates, or breach by any of the Restricted Employees of the Employee Proprietary Information Agreements), and that any such technology, therefore, does not constitute Proprietary Globe Solar Grade Technology. In addition, the parties acknowledge and agree that nothing in this Agreement prohibits or restricts Globe from improving the Globe Solar Grade Technology, but such improvement will not affect the rights of the parties hereunder.

           (e) DCC shall not, and shall cause its affiliates and Representatives not to, after the Closing Date, solicit the Globe Solar Grade Technology from any of the Restricted Employees. Promptly following the Closing, DCC shall inform the Restricted Employees that the parties have agreed that DCC, its affiliates and its Representatives are not intended to have access to the Globe Solar Grade Technology until such time as the Technology Restrictions are terminated or Globe has licensed DCC to use such technology and, as such, will instruct the Restricted Employees not to use or disclose the Globe Solar Grade Technology to DCC or any of its affiliates (including GMIC) or Representatives, unless and to the extent useful in and for the production of Chemical Grade Silicon, until such time as the Technology Restrictions are terminated or Globe has licensed DCC to use such technology, as applicable. In addition, so long as the Technology Restrictions remain in effect, DCC and its affiliates shall have no right to knowingly use any Proprietary Globe Solar Grade Technology disclosed to it by a Restricted Employee in connection with the production of Solar Grade Silicon or, except as permitted by the license agreements described below, for any other purpose. All of the foregoing obligations of and restrictions on DCC set forth in this Section 6.2(e) are collectively referred to as the “Technology Restrictions”.
           (f) In the event that, notwithstanding the foregoing, DCC knows or has reason to believe that a Restricted Employee has disclosed Proprietary Globe Solar Grade Technology to DCC or its affiliates, and DCC desires to utilize such technology for purposes of producing Chemical Grade Silicon, DCC shall so notify Globe. Effective as of Globe’s receipt of such notice from DCC, Globe shall grant to DCC a non-exclusive, royalty-free, worldwide, perpetual, irrevocable license to use such portion of the Globe Solar Grade Technology in connection with the production of Chemical Grade Silicon, which license shall be sublicensable to DCC’s affiliates to the extent useful in and for the production of Chemical Grade Silicon. In connection with the foregoing, DCC shall have the right (but not the obligation) to request that its Representatives consult the Globe Registry for the sole purposes of determining whether such disclosed technology is Proprietary Globe Solar Grade Technology.
           (g) In addition, in the event that, following the Closing Date, Globe or its affiliates uses the Globe Solar Grade Technology in connection with the production of Chemical Grade Silicon, or licenses the Globe Solar Grade Technology to a Third Party for use in connection with the production of Chemical Grade Silicon, Globe shall so notify DCC (which notification shall include a description of the technology so licensed or used) and, effective as of the date of such notice, Globe shall grant to DCC a non-exclusive, royalty-free, worldwide, perpetual, irrevocable license to use such Globe Solar Grade Technology in connection with the production of Chemical Grade Silicon, which license shall be sublicensable to DCC’s affiliates to the extent useful in and for the production of Chemical Grade Silicon.
           (h) The Technology Restrictions shall automatically terminate upon the date that is five (5) years after the Closing Date. For the avoidance of doubt, nothing in this Agreement shall prohibit or restrict the use by DCC and its affiliates of any technology that does not constitute Proprietary Globe Solar Grade Technology.
           (i) Globe agrees that, as part of the Restructuring Transactions, it will use reasonable best efforts to cause the Brazilian Entities to transfer to Globe, or an affiliate of Globe that is not a Subject Entity, all Books and Records related to the Globe Solar Grade Technology and any other physical manifestations of the Globe Solar Grade Technology (collectively, “Solar Grade Materials”) such that no Globe Solar Materials remain in the possession or control of the Brazilian Entities as of the Closing Date.
           (j) Effective as of the Closing Date, all Contracts between the Brazilian Entities and Globe or any affiliate of Globe, including that certain Proprietary Information Agreement between GMIC and Solsil, Inc. dated as of April 1, 2009, are hereby terminated and are of no further force or effect. In addition, the parties acknowledge and agree that, the provisions of each Employee Proprietary Information Agreement related to the Globe Solar Grade Technology shall be enforceable against the Restricted Employees only by GMIC, DCC and its affiliates (and not, for the avoidance of doubt, Globe or any of its affiliates) during such time as each Restricted Employee is employed by GMIC, DCC or one of its affiliates, provided that nothing in this Section 6.2(j) shall prevent or limit Globe’s enforcement of the Technology Restrictions (i) at any time against DCC and its affiliates or (ii) against any Restricted Employee at such time as such employee is no longer employed by GMIC, DCC or any of its affiliates, but only with respect to actions of such Restricted Employee after such employment. GMIC, DCC and its affiliates shall use commercially reasonable efforts to enforce the terms of the Empoyee Proprietary Information Agreements.
           (k) From and after the Closing Date, DCC and its affiliates (including GMIC) shall, and shall cause its Representatives, to give Globe and its Representatives reasonable access to the Books and Records of the Brazilian Entities related to periods prior to the Closing as may be reasonably required for Globe and its affiliates to comply with financial reporting requirements and other requirements of Law. For a period of six (6) months from and after the Closing Date, DCC shall cause the Brazilian Entities and use its reasonable best efforts to cause those employees of the Brazilian Entities who performed certain accounting and finance services on behalf of GSM Sales, Inc. in the six (6) months prior to the Closing Date (to the extent that they are employed by the Brazilian Entities) to continue to perform such services in substantially the same manner as provided prior to the Closing Date. At the request of Globe, upon the expiration of such six (6) month period, DCC shall cause GMIC to transfer to GSM Sales, Inc., to the extent permitted by the terms of the applicable license agreement, the software (Microsiga) used to provide such accounting and finance services to GSM Sales, Inc. together with all Books and Records related thereto. Globe shall reimburse the Brazilian Entities for any actual costs incurred in connection with the foregoing.
           (l) Promptly following the Closing, Globe shall provide DCC with two copies, in the form of compact discs, of all materials in the virtual data room.
Section 6.3 Regulatory Filings; Reasonable Best Efforts.
           (a) To the extent required by Law, each of Globe and DCC shall, and shall cause their respective affiliates or Representatives to, prior to and, with respect to any filing under Brazilian antitrust Laws and any other antitrust Laws that the parties reasonably believe are applicable to the transaction, following the execution of this Agreement or the Closing, as applicable, provided that prior to the Closing, no party shall make any filings not specifically requested to be made by a Governmental Authority after the date hereof unless required by applicable Law, (i) promptly make or cause to be made the filings required of such party or any of its Subsidiaries, their respective affiliates or Representatives, under any antitrust or similar Laws with respect to the sale of the Interests and the other transactions contemplated by this Agreement and the Ancillary Agreements, (ii) use its reasonable best efforts to comply with any request under any such antitrust Laws for additional information, documents, or other material received by such party or any of its Subsidiaries, affiliates or Representatives from any Governmental Authority in respect of such filings, the sale of the Interests or any other transactions contemplated by this Agreement or the Ancillary Agreements, (iii) cooperate with the other parties and their affiliates and Representatives in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any antitrust Laws with respect to any such filing, the sale of the Interests or any other transactions contemplated by this Agreement or the Ancillary Agreements, and (iv) use reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the sale of the Interests or any other transactions contemplated hereby or the Ancillary Agreements under the antitrust Laws. No Subject Entity nor any of their affiliates shall propose to enter into, or enter into, any agreement, arrangement or understanding with any Governmental Authority with respect to any Governmental Authority’s review of the sale of the Interests or any other transactions contemplated by this Agreement without the prior written consent of DCC.
          (b) Each of the parties hereto agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the sale of the Interests and the other transactions contemplated by this Agreement, including (i) subject to Section 6.3(a), the obtaining of all other necessary actions or non-actions, waivers, consents and approvals from Governmental Authorities and the making of all other necessary registrations, declarations and filings with all Governmental Authorities, if any, (ii) the obtaining of all necessary consents, approvals or waivers from Third Parties, (iii) the transfer of all Permits and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
          (c) Notwithstanding anything to the contrary in this Section 6.3 or otherwise, (i) none of DCC, Globe nor any of their respective affiliates, Representatives or Subsidiaries shall be required to divest or hold separate any of their or the Subject Entities’ respective businesses, or assets, (ii) none of DCC, Globe nor any of their respective affiliates, Representatives or Subsidiaries shall be required to enter into arrangements with respect to or license or conduct their business (or the business of the Subject Entities) in a specified manner, or agree to sell, hold separate, otherwise dispose of or license or conduct their business (or the business of the Subject Entities) in a specified manner, or take or agree to take any other action or agree to any limitation that in such parties’ good faith judgment could reasonably be expected to have a material adverse effect, in either the short-term or the long-term, on the business, assets, properties, liabilities, financial condition or results of operations of Globe, DCC (measured for these purposes as if comparable to the business being acquired hereunder), the Brazilian Business, the Alloy Business or any of their respective affiliates, Representatives or Subsidiaries (including any of the Subject Entities) or on the expected benefits of the transactions contemplated by this Agreement or the Ancillary Agreements, (iii) neither Globe nor DCC shall be required to waive any of the conditions set forth in ARTICLE VII, and (iv) no party shall be required to pursue or defend any administrative or judicial action or proceeding that may be instituted or threatened. Globe shall not enter into any such arrangements regarding the Alloy Business or the Brazilian Business without DCC’s consent.
          (d) Globe and each Subject Entity shall use its reasonable best efforts to obtain, prior to the Closing, the unconditional consent, approval or waiver to the Closing and the other transactions contemplated hereby of each Third Party as required under any material Contract to which any Subject Entity is then a party related to the Alloy Business or the Brazilian Business; provided that with respect to the foregoing, none of Globe or any Subject Entity shall make any material change to the underlying agreement or incur any cost for the account of the DCC or any of its respective affiliates or Subsidiaries in fulfilling its obligation in this Section 6.3(d).
          (e) Based solely upon the information provided by Globe to DCC, as of the date of this Agreement, DCC does not have any present intention to make any notification filing with respect to the transactions contemplated by this Agreement and the Ancillary Documents with the United States Federal Trade Commission and the United States Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any other Governmental Authority under similar Laws (except filings under Brazilian antitrust Laws).
Section 6.4 Notification of Certain Matters.
          (a) During the period from the date of this Agreement to the Closing, or, if earlier, the termination of this Agreement in accordance with its terms, Globe shall notify DCC, and DCC shall notify Globe, of (i) the occurrence or non-occurrence of any event that would be reasonably likely to cause any condition to the obligations of the other party set forth in ARTICLE VII to effect the transactions contemplated herein not to be satisfied, and (ii) the failure by it to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.
          (b) During the period from the date of this Agreement to the Closing, Globe shall give prompt notice to DCC, and DCC shall give prompt notice to Globe, of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and (ii) subject to applicable Law, any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.
          (c) If to the Knowledge of the Globe Knowledge Parties or the Knowledge of DCC, as applicable, (i) such party becomes aware of any fact or matter existing prior to the date hereof or (ii) any event or matter arises after the date of this Agreement and prior to the Closing or, if earlier, the termination of this Agreement in accordance with its terms, that, if it had Knowledge of prior to the execution of this Agreement or if existing or occurring as of the date of this Agreement, (A) would have been required to be set forth or described by Globe in the

Disclosure Letter or (B) would have caused a representation or warranty or covenant in this Agreement to be violated in any material respect as of such date, then Globe, on the one hand, or DCC, on the other hand, as applicable, shall, for informational purposes only, deliver to Globe, on the one hand, or DCC, on the other hand, as applicable, a notice to reflect such event or matter two (2) Business Days prior to the Closing Date; provided, however, that such supplemental disclosure shall not be required to disclose any such event or matter with respect to representations or warranties that are expressly made as of a specific date.
          (d) The parties’ obligations under this Section 6.4 and the disclosure of any matter in accordance with the provisions of this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such disclosure (including the remedies described in ARTICLE IX and ARTICLE X) and shall not be deemed to cure any breach or inaccuracy of any representation or warranty or covenant made in this Agreement.
Section 6.5 No Solicitation; Unsolicited Proposals. From the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Globe shall not, and each shall cause its affiliates, Subsidiaries and Representatives not to, directly or indirectly, (i) encourage, engage in, solicit or initiate any discussions or negotiate with, or provide any information to, or negotiate or enter into any agreement or agreement in principle with, any Person with respect to a sale, merger or business combination of any Subject Entity, the sale or encumbrance of any of their respective material assets (including all or any portion of the Brazilian Interests or the Alloy Interests) or any similar transaction (each, an “Alternative Transaction”) or (ii) enter into any Contract (including any agreement in principle, letter of intent, or understanding) with respect to or contemplating any Alternative Transaction or enter into any agreement, arrangement or understanding requiring Globe or any Subject Entity to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or the Ancillary Agreements. Globe shall, and each shall cause its Subsidiaries, affiliates and Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Third Party conducted heretofore by Globe or any of its respective Subsidiaries, affiliates or Representatives with respect to any Alternative Transaction. Globe also agrees that it shall promptly request that each Third Party that has heretofore executed a confidentiality or similar agreement within the twelve (12) months prior to the date of this Agreement in connection with any Third Party’s consideration of any Alternative Transaction return or destroy all confidential information heretofore furnished to any Third Party by or on behalf of either Subject Entity or any of their Subsidiaries or affiliates. For the avoidance of doubt, the foregoing shall not apply to any discussions or transactions with respect to the sale, merger, business combination tender offer, sale of all or substantially all of the assets or similar transaction of Globe or any of its affiliates (except the Subject Entities).
Section 6.6 Employee Benefits.
          (a) Prior to Closing, Globe shall, and shall cause its Subsidiaries to, take all actions necessary such that all Employees, other than those set forth on Section 6.6 of the Disclosure Letter, are employed by the Subject Entities, as applicable, as of the Closing; provided, however, that Globe and its Subsidiaries shall not be liable for failure to comply with this Section 6.6(a) with respect to any Employee who voluntarily terminates his or her employment or who is terminated by Globe or the applicable Subsidiary in the ordinary course of business due to acts or omissions which, in the reasonable discretion of the applicable employer, merit such termination.
          (b) For a period of one (1) year immediately following the Closing Date, except as otherwise required by applicable Law or agreed to with the applicable labor body, DCC shall, or shall cause the applicable Brazilian Entity to, provide to individuals who are employed by a Brazilian Entity immediately prior to the Closing who remain employed with such Brazilian Entity after the Closing (“Affected Employees”), compensation and employee benefits (excluding any defined pension benefits and equity-based or incentive compensation) which are, in the aggregate, substantially comparable to the employee benefits provided to Affected Employees immediately prior to the Closing.
          (c) DCC shall, or shall cause the applicable Brazilian Entity to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans of DCC that such employees may be eligible to participate in after the Closing, other than limitations or waiting periods that were in effect with respect to such employees as of the Closing under any welfare plan maintained by a Brazilian Entity for the Affected Employees immediately prior to the Closing, and (ii) provide each Affected Employee with credit for any co-insurance and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Closing during the same plan year in which such co-insurance and deductibles were paid.
          (d) Notwithstanding anything to the contrary in this Agreement, following the Closing, DCC shall, or shall cause the applicable Brazilian Entity to, continue to honor the terms of any applicable collective bargaining agreement and Alloy JV shall continue to honor the terms of the collective bargaining agreement entered into by WV Alloys and set forth on Section 4.11 of the Disclosure Letter. The provisions of Sections 6.6(a), (b) and (c) are not applicable to any Affected Employees subject to a collective bargaining agreement.
          (e) Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of DCC or the applicable Brazilian Entity to terminate, any employee for any reason, (ii) create any Third Party beneficiary rights for any employee or (iii) require DCC or any Brazilian Entity to continue any benefit plan or prevent the amendment, modification or termination thereof after the Effective Time.
Section 6.7 Restructuring Transaction.
          (a) Prior to the Closing, Globe will have caused Alloy JV to be formed as a new Delaware limited liability company qualified to do business in West Virginia under the name “WVA Manufacturing, LLC.” Following the formation and prior to Closing, Globe shall have contributed and/or caused to be contributed to Alloy JV, the assets set forth in the Contribution Agreement, free and clear of all Liens other than Permitted Liens, and caused Alloy JV to assume the liabilities set forth in the Contribution Agreement. Prior to the Closing, Alloy

JV shall not elect, and neither Globe nor any of its affiliates shall elect, or agree to elect, on behalf of Alloy JV, pursuant to Treasury Regulations Section 301.770l-3 to change its default classification as a partnership or disregarded entity, as applicable, for U.S. federal income Tax purposes.
          (b) In addition to the foregoing, prior to the Closing, Globe shall take, and shall cause its Subsidiaries and affiliates to take, all actions, and do, or cause to be done, all things reasonably necessary, under applicable Law, so as to consummate, prior to the Closing Date, the other transactions described in Section 6.7 of the Disclosure Letter (the transactions contemplated by Section 6.7(a) and this Section 6.7(b) are referred to herein as the “Restructuring Transactions”).
          (c) Globe shall take all appropriate action to obtain from Chicago Title Insurance Company, on or prior to the Closing, an updated ALTA owner’s policy of title insurance insuring marketable fee title to the Alloy Facility, subject only to Permitted Liens, substantially in form of the Title Commitment. The costs of any premiums in respect of such policy and any other costs in connection with the issuance thereof or with obtaining an updated survey shall be borne 51% by Globe and 49% by DCC.
          (d) On or prior to the Closing Date, Globe shall, and shall cause GMIC and GSM Sales Inc. to, enter into the Supply Agreement, attached hereto as Exhibit K (the “GMIC Supply Agreement”). The GMIC Supply Agreement shall be in full force and effect at the Closing and a copy of the executed GMIC Supply Agreement shall be provided to DCC prior to the Closing.
Section 6.8 Intercompany Agreements and Accounts; WV Alloys Customer Contracts; Existing DCC Supply Agreement.
          (a) Except for the Ancillary Agreements and the agreements set forth on Section 6.8 of the Disclosure Letter, all intercompany arrangements and Contracts between Globe or any of its Subsidiaries (not including the Subject Entities), on the one hand, and any Subject Entity (excluding for this purpose, WV Alloys but not Alloy JV), on the other hand, shall be terminated effective as of the Closing and shall have no further force and effect after the Closing. Prior to the Closing, with respect to any arrangements listed on Section 6.8 of the Disclosure Letter which are not the subject of a written Contract, Globe and its Subsidiaries shall document such arrangements in a manner reasonably satisfactory to DCC; provided, however, in the event such documentation is not executed prior to Closing, Globe or its Subsidiary, as applicable, shall continue such arrangement with DCC or its Subsidiaries (including the Subject Entities except for WV Alloys, but not Alloy JV), as applicable, on the same terms and conditions, and at the same cost, as existed immediately prior to Closing. Prior to the Closing, Globe shall use its reasonable best efforts to settle (whether in the ordinary course of business or, in Globe’s discretion, by way of capital contribution, dividend or otherwise) at or prior to the Closing, all intercompany receivables or payables and loans existing and outstanding at any time prior to the Closing between Globe or any of its Subsidiaries (not including the Subject Entities), on the one hand, and any Subject Entity (excluding for this purpose, WV Alloys but not Alloy JV), on the other hand. Notwithstanding the foregoing, all such intercompany receivables or payables and loans that are not settled as of the Closing which remain outstanding as of the Closing shall continue in full force and effect from and after the Closing and shall be paid in accordance with the terms thereof, or, if no such terms are specified, then in accordance with the normal commercial practices between unrelated Third Parties. Any such intercompany trade receivables or payables outstanding as of the Closing shall be taken into account in determining the Alloy Net Working Capital or the Brazilian Net Working Capital, as applicable.
          (b) The parties shall enter into, and cause their affiliates to enter into, on or prior to Closing, all agreements required hereunder to be executed and delivered by them on or prior to the Closing.
Section 6.9 Indebtedness.
          (a) Notwithstanding anything in this Agreement to the contrary, prior to or at the Closing, Globe shall cause any and all Indebtedness of the Subject Entities (excluding for this purpose, (i) WV Alloys, but including Alloy JV and (ii) such Indebtedness set forth on Section 6.9(a) of the Disclosure Letter which shall be retained by the Subject Entities provided that by its terms such Indebtedness is prepayable immediately following the Closing and without having to obtain any further consent of any Third Party or Governmental Authority) to be paid in full and any and all Liens or guarantees securing any such Indebtedness (as well as any other Indebtedness of Globe or any of its affiliated entities) to be released such that (A) DCC Brazil and DCC Alloy shall acquire the Interests free of any such Liens or guarantees and (B) the Subject Entities (excluding for this purpose WV Alloys, but including Alloy JV) shall be free of such Indebtedness and any guarantees or Liens related thereto. All Liens other than Permitted Liens will be released as of the Closing.
          (b) Prior to the Closing, Globe will have taken all actions required so that DCC may, at or immediately following the Closing at its discretion, repay such Indebtedness and have any Liens related thereto released. Globe shall indemnify DCC and the Subject Entities for all costs or expenses (including, without limitation, any breakage fees or special interest) incurred in repaying the Indebtedness set forth on Section 6.9(a) of the Disclosure Letter to the extent not deducted from the Brazilian Interest Consideration pursuant to Section 2.2.
Section 6.10 Insurance. If any claims are actually made prior to the Closing Date under any umbrella liability insurance policy for the benefit of any of the Subject Entities (as secondary named insured), the Brazilian Business or the Alloy Business, then Globe shall cause the applicable Subject Entity (or other affiliate) to file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and Globe will pay over to the applicable Subject Entity any proceeds of any insurance recovery under any such policy by Globe or any of its affiliates, provided that such Liability was not included in the determination of Alloy Total Current Liabilities or Brazilian Total Current Liabilities. If any casualty loss occurs prior to the Closing which is insured under any property or casualty insurance policy for the benefit of any of the Subject Entities (as secondary named insured) or the Brazilian Business or the Alloy Business and claims associated with such losses have been made prior to the Closing, then Globe shall cause the applicable Subject Entity (or other affiliate) to file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such policies, and Globe will pay over to the applicable Subject Entity any proceeds of any insurance recovery under any such policy by Globe or its affiliates, provided that such Liability was not included in the determination of Alloy Total Current Liabilities or Brazilian Total Current Liabilities, other than any such proceeds that have been or will be applied to repair or replace the property subject to such claim. As of the Closing Date, the insurance requirements of GMIC, its Subsidiaries and the Brazilian Business shall be the sole responsibility of DCC.
Section 6.11 Shared Contracts.
          (a) Globe, on the one hand, and DCC, on the other hand, shall, unless otherwise agreed, (i) use commercially reasonable efforts to cause the Shared Contracts related to the Brazilian Business, except those set forth on Section 6.11(a) of the Disclosure Letter, to be split into separate contracts between the appropriate Third Party and Globe or GMI (with respect to the portion of the Shared Contracts that does not relate to the Brazilian Business) or applicable Brazilian Entity (with respect to the portion of the Shared Contracts that relates to the Brazilian Business) and (ii) with respect to such Shared Contracts set forth on Section 6.11(a) of the Disclosure Letter and Shared Contracts relating to the Alloy Business, except as otherwise contemplated by an Ancillary Agreement, effect a lawful arrangement designed to provide for the applicable Subject Entity (excluding for this purpose, WV Alloys but not Alloy JV), at no additional cost to Alloy JV with respect to any Shared Contract, the benefits after Closing that they would have received and to subject the applicable Subject Entity directly to the liabilities thereunder, as if such Shared Contracts had been separated and acquired by the applicable Subject Entity. Globe and DCC agree to cooperate and provide reasonable assistance prior to and for a period of six (6) months following the Closing to effect such separation. In the event and to the extent Globe and DCC are unable to obtain any required consent, approval or amendment required to separate the applicable Shared Contracts referenced in clause (i) above prior to the Closing, (x) Globe and DCC shall use their reasonable best efforts in good faith to separate such Shared Contracts as promptly as practicable and (y) if such separation is not obtained, the parties shall use reasonable best efforts in good faith to effect any lawful arrangement designed to provide for the applicable Brazilian Entity, at no additional cost to DCC with respect to any Contract related to the Brazilian Business, the benefits after Closing that they would have received, and to subject the applicable Brazilian Entity directly to the liabilities thereunder, as if, but only as if, such Shared Contracts had been separated and acquired by the applicable Brazilian Entity.
          (b) From and after the Closing, Globe and DCC shall each use its reasonable best efforts in good faith to effect any lawful arrangement designed to provide Alloy JV at no additional cost to Alloy JV with respect to (i) the Letter Agreement, dated April 11, 2006, between GMI and Norchem, Inc. and (ii) the Distribution and Supply Agreement, dated as of December 21, 2005, by and between GMI and Elkem Materials, Inc., the benefits after Closing that Alloy JV would have received, and to subject Alloy JV to the liabilities thereunder as if such contract had been assigned by GMI to Alloy JV.
Section 6.12 Removal of Blockades. Globe shall indemnify and hold DCC and the Subject Entities harmless from and against any costs incurred in pursuing efforts post-Closing to remove the “bloqueio” presently existing on the transfer of title of real estate in Brazil post-Closing solely to the extent that Globe is indemnified with respect to such matter pursuant to the Camargo Purchase Agreement. In addition, Globe shall, if requested by DCC, use its reasonable best efforts to pursue any claims for indemnification that may arise under the Camargo Purchase Agreement for any damages incurred by DCC and the applicable Subject Entity as a result of the failure to have any such blockades removed and to seek, at its own cost and expense (other than reasonable out-of-pocket expenses), on behalf of DCC and the applicable Subject Entity, to enforce and collect all payments related thereto and to promptly provide DCC and/or the applicable Subject Entity with any and all funds received in conjunction therewith. Globe has provided DCC with a true and correct copy of the provisions of the Camargo Purchase Agreement relating to such indemnification.
Section 6.13 Ongoing Obligations to Prior Sellers. Globe shall indemnify and hold harmless DCC and the Subject Entities (excluding for this purpose WV Alloys) against any costs or expenses incurred as a result of any obligations continuing post-Closing of the Brazilian Business or the Alloy Business to the entities that sold such businesses to Globe or its affiliates, except as set forth in Section 6.13 of the Disclosure Letter. Globe agrees not to, and to not permit any applicable affiliate to, amend the indemnification provisions of the Camargo Purchase Agreement or the Elkem Purchase Agreement in a manner that would reasonably be likely to adversely affect the rights or expected benefits of DCC and its affiliates pursuant to Section 9.1(d) of this Agreement.
Section 6.14 Globe Mark.
          (a) As soon as reasonably practicable following the Closing Date, DCC shall or shall cause GMIC to initiate all necessary actions to change the name of GMIC to a name that does not incorporate the term “Globe” or any variation thereof (collectively, the “Globe Mark”).
          (b) Effective as of the Closing Date and continuing until the earlier to occur of (x) the 9 month anniversary of the Closing Date and (y) a breach by DCC or any of its affiliates of this Section 6.14 (the “License Period”), Globe hereby grants to DCC a non-exclusive, non-transferable, non-licensable royalty-free license to use the Globe Mark in the Brazilian Business on signage, stationery, forms, marketing materials and similar materials, in each case existing and owned by GMIC as of the Closing Date. DCC shall ensure that, during the License Period, the quality of such materials, and the nature and quality of the goods and services offered under the Globe Mark, shall conform to the nature of, and equal or exceed the quality of the materials, goods and services offered by GMIC under the Globe Mark prior to the Closing Date. DCC acknowledges and agrees that it will not acquire any ownership interest in or to the Globe Mark by virtue of its use thereof, and that all such use, including any associated goodwill, shall inure to the benefit of Globe or its affiliate. Immediately upon expiration of the License Period, DCC shall cease all use of the Globe Mark.

ARTICLE VII
CONDITIONS
Section 7.1 Conditions to the Obligations of Each Party. The obligations of Globe and DCC to effect the Closing are subject to the satisfaction (or, to the extent legally permissible, waiver by agreement of Globe and DCC) of the following conditions:
          (a) Antitrust. Any approvals or waiting period (including any extension thereof) under any antitrust or similar Laws required to have been obtained or expired (as the case may be) prior to the Closing shall have been obtained or expired; provided that no party may avail itself of this condition except to the extent that a Governmental Authority has following the date hereof notified any party that a filing or approval is so required by Law; and
          (b) No Injunctions or Restraints. No provision of any applicable Law and no judgment, injunction, order or decree that makes illegal or otherwise prohibits the Closing or any of the other transactions contemplated by this Agreement shall be in effect.
          (c) Brazilian Purchase Agreement. The transactions contemplated by the Brazilian Purchase Agreement shall have been consummated in accordance with the terms of the Brazilian Purchase Agreement.
Section 7.2 Conditions to the Obligations of DCC. The obligations of DCC to effect the Closing are subject to the satisfaction (or, to the extent legally permissible, waiver by DCC) of the following further conditions:
          (a) Representations and Warranties of Globe. (i) The representations and warranties set forth in ARTICLE IV of this Agreement (other than the Globe Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Globe Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of Closing as if made at and as of such time (except to the extent expressly by its terms made as of an earlier date, in which case as of such earlier date) except where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Letter but without giving effect to any limitations as to “materiality” or “Globe Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Globe Material Adverse Effect, and (ii) the Globe Fundamental Representations shall be true and correct in all respects on the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly by its terms made as of an earlier date, in which case as of such earlier date);
          (b) Performances of Obligations. Globe shall have performed in all material respects all of its covenants, agreements and obligations pursuant to this Agreement required to be performed by it at or prior to the Closing;

          (c) Officer’s Certificate. DCC shall have received a certificate signed by an executive officer of Globe stating that each of the conditions set forth in Section 7.2(a) and (b) have been satisfied;
          (d) No Litigation. No proceeding or litigation shall have been commenced by any Governmental Authority seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement, except for such proceedings or litigation as would not reasonably be expected to have a Globe Material Adverse Effect or a material adverse effect on the expected benefits of the transaction contemplated by this Agreement, including the Ancillary Agreements;
          (e) Regulatory Matters. The authorizations, consents, orders, permits or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Authority set forth in Section 7.2(e) of the Disclosure Letter shall have been filed, have occurred or have been obtained (all of the foregoing, the “Requisite Regulatory Approvals”) and all such Requisite Regulatory Approvals shall be in full force and effect; provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any Governmental Authority of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such Governmental Authority, which could (or if implemented could) reasonably be expected to have a material adverse effect on the Brazilian Business or the Alloy Business following the Closing or the expected benefits of the transaction contemplated by this Agreement, including the Ancillary Agreements;
          (f) Third Party Consents. All Third Party consents and approvals set forth in Section 7.2(f) of the Disclosure Letter shall have been obtained;
          (g) No Globe Material Adverse Effect. Since the date hereof, there shall not have occurred a Globe Material Adverse Effect;
          (h) Legal Opinion. Globe shall have delivered to DCC a legal opinion substantially in the form set forth on Exhibit L.
          (i) Alloy JV LLC Agreement. Globe, GSM Alloys I , GSM Alloys II and Alloy JV shall have executed and delivered to DCC Alloy a copy of the Alloy JV LLC Agreement;
          (j) Alloy Output and Supply Agreement. Globe, GMI and Alloy JV shall have each executed and delivered to DCC a copy of the Alloy Output and Supply Agreement;
          (k) Supply Agreement Amendment. GMI shall have executed and delivered to DCC a copy of the Supply Agreement Amendment;
          (l) Woodchip Agreement. GMI and Alloy JV shall have each executed and delivered to DCC Alloy a copy of the Woodchip Agreement;

          (m) Electrode Agreement. Ningxia Yonvey Coal Industry Co., Ltd. and Alloy JV shall have each executed and delivered to DCC Alloy a copy of the Electrode Agreement; and
          (n) Restructuring Transactions. The Restructuring Transactions described in Section 6.7 of the Disclosure Letter shall have been effectuated in the manner set forth therein (with such changes thereto that have been approved by DCC (such approval shall not be unreasonably withheld, conditioned or delayed)) and Globe shall have delivered to DCC executed documents evidencing such transactions.
Section 7.3 Conditions to the Obligations of Globe. The obligation of Globe to effect the Closing is subject to the satisfaction (or, to the extent legally permissible, waiver by Globe) of the following further conditions:
          (a) Representations and Warranties of DCC. (i) The representations and warranties contained in ARTICLE V of this Agreement (other than the representations and warranties set forth in Sections 5.2 and 5.6 (collectively the “DCC Fundamental Representations”) shall be true and correct (without giving effect to any limitation as to “materiality” or “DCC Material Adverse Effect” set forth therein) as of the date of this Agreement and at and as of Closing as if made at and as of such time (except to the extent expressly by its terms made as of an earlier date, in which case as of such earlier date) except where the failure of such representations and warranties to be so true and correct (giving effect to the applicable exceptions set forth in the Disclosure Letter but without giving effect to any limitations as to “materiality” or “DCC Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a DCC Material Adverse Effect, and (ii) the DCC Fundamental Representations shall be true and correct in all respects on the date of this Agreement and at and as of the Closing as if made at and as of such time (except to the extent expressly by its terms made as of an earlier date, in which case as of such earlier date);
          (b) Performance of Obligations. DCC shall have performed in all material respects all of its covenants, agreements and obligations pursuant to this Agreement required to be performed by it at or prior to the Closing;
          (c) Officer’s Certificate. Globe shall have received a certificate signed by an executive officer of DCC stating that each of the conditions set forth in Section 7.3(a) and (b) have been satisfied;
          (d) Alloy JV LLC Agreement. DCC and DCC Alloy shall have executed and delivered to Globe, GSM Alloys I , GSM Alloys II and Alloy JV a copy of the Alloy JV LLC Agreement;
          (e) Supply Agreement Amendment. DCC shall have executed and delivered to GMI a copy of the Supply Agreement Amendment;
          (f) Alloy Output and Supply Agreement. DCC shall have executed and delivered to Globe and GMI and Alloy JV a copy of the Alloy Output and Supply Agreement;

          (g) Regulatory Matters. The Requisite Regulatory Approvals shall have been filed, have occurred or have been obtained and all such Requisite Regulatory Approvals shall be in full force and effect; provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any Governmental Authority of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such Governmental Authority, which would (or if implemented would) reasonably be expected to have material adverse effect on the Alloy Business following the Closing; and
          (h) Third Party Consents. All Third Party consents and approvals set forth in Section 7.2(f) of the Disclosure Letter shall have been obtained; provided, that any failure to obtain such consent is not the result of Globe’s failure to satisfy its obligations under Section 6.3.
          (i) Restructuring Transactions. The conversion of GMIC from a corporation (S/A) to a limited liability company (Ltda.) under Brazilian Law shall have occurred and the conclusion of the registration with the Board of Trade of the State of Pará of the minutes of the meetings of the shareholders of GMIC related to such conversion and the other Restructuring Transactions that took place on October 9, 2009 and October 12, 2009 shall have occurred.
Section 7.4 Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the transactions contemplated hereby or terminating this Agreement and the transactions contemplated hereby, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the transactions contemplated hereby, as required by and subject to Section 6.3.
ARTICLE VIII
TERMINATION
Section 8.1 Termination.
          (a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:
          (i) by mutual written consent of Globe and DCC;
          (ii) by either Globe or DCC, if the Closing has not been consummated as of February 28, 2010 (the “End Date”); provided, however, that if all conditions set forth in ARTICLE VII have heretofore been satisfied or waived or are capable of being satisfied except for the conditions set forth in Section 7.2(e) or 7.3(g), then such date shall automatically be extended to May 31, 2010 (which shall then be the End Date); provided, further, that at the End Date the right to terminate this Agreement under this Section 8.1(a)(ii) shall not be available to any party whose failure to fulfill in any material respect any obligation under this Agreement has caused or resulted in the failure of the Closing to occur on or before the End Date;

          (iii) by either Globe or DCC if there shall be any Law that makes effecting the Closing illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Globe, on the one hand, or DCC, on the other hand, from effecting the Closing is entered and such judgment, injunction, order or decree shall become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(a)(iii) is not available to a party that has not fulfilled its obligations under Section 6.3; or
          (iv) by either Globe or DCC if there shall have been a breach by the other of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.2(a), (b) or (c) (in the case of a breach by Globe) or Section 7.3(a), (b) or (c) (in the case of a breach by DCC), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by the party alleged to be in breach.
The party desiring to terminate this Agreement pursuant to clause (ii), (iii), or (iv) of Section 8.1(a) shall give written notice of such termination to the other party in accordance with Section 11.3, specifying the provision hereof pursuant to which such termination is effected.
Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no Liability on the part of any party hereto, except (i) that the provisions of this Agreement set forth in this Section 8.2 and ARTICLE XI and the agreements contained in the Confidentiality Agreement (to the extent set forth therein), shall survive the termination hereof and (ii) that no such termination shall relieve any party of any Liability or damages resulting from any willful breach by that party of this Agreement prior to such termination or the failure of Globe, on the one hand, or DCC, on the other hand, to effect the Closing upon the satisfaction or waiver of the conditions set forth in ARTICLE VII. The parties hereto acknowledge that the costs and expenses incurred by a party in connection with the negotiation of this Agreement and the transactions contemplated hereby are not necessarily the sole measure of damages suffered by a party in the event of a termination of this Agreement.
Section 8.3 Fees and Expenses.
          (a) If the transactions contemplated by this Agreement are not consummated, all costs and expenses incurred by any party to this Agreement in connection with this Agreement or the transactions contemplated hereby shall be paid by the party incurring such cost or expense. If the transactions contemplated by this Agreement are consummated, except as otherwise provided herein, prior to the Closing, Globe shall pay or reimburse all of the costs, fees and related expenses incurred by any Subject Entity in connection with this Agreement, and the transactions contemplated hereby (whether relating to legal, accounting, actuarial, financial advisory or other fees and expenses) to the extent not fully reflected in Alloy Total Current Liabilities or Brazilian Total Current Liabilities.

          (b) Following the Closing, Globe agrees to indemnify DCC and its affiliates and each Subject Entity against all claims for fees, expenses and disbursements by any Person which Globe is responsible for pursuant to Section 8.3(a) hereof, to the extent not fully reflected in Alloy Total Current Liabilities or Brazilian Total Current Liabilities.
ARTICLE IX
INDEMNIFICATION
Section 9.1 Indemnification by Globe.
          (a) Subject to the limitations set forth in this ARTICLE IX and except for Taxes which are governed by ARTICLE X hereof, from and after the Closing, Globe shall indemnify, defend and hold harmless DCC and its affiliates, Subsidiaries (including after the Closing, the Subject Entities (excluding for this purpose WV Alloys)), and each of their respective Representatives (and the respective heirs, successors and assigns of each of the foregoing) (the “DCC Indemnified Persons”) from and against and in respect of all Losses incurred by any of the DCC Indemnified Persons, whether or not involving a Third Party claim, which are caused by, arise from or are related to:
          (i) any breach of any representation or warranty made by Globe in ARTICLE IV of this Agreement (after taking into account the provisions of Section 11.16 hereof); provided, however, that, in the case of any representation or warranty (other than Section 4.6(a)) that is limited by “material” or “Globe Material Adverse Effect”, the occurrence of a breach or inaccuracy of such representation or warranty, as the case may be, and the amount of Losses subject to indemnification hereunder shall be determined as if “material” or “Globe Material Adverse Effect” were not included therein;
          (ii) any breach of any covenant or agreement of Globe in this Agreement other than Section 6.4(c) hereof;
          (iii) all Liabilities (other than Environmental Liabilities, which are governed by Section 9.1(a)(iv) hereof), to the extent not fully reflected as Brazilian Total Current Liabilities on the Closing Date Brazilian Balance Sheet (as finally determined in accordance with Section 2.3 hereof) or Alloy Total Current Liabilities on the Closing Date Alloy Balance Sheet (as finally determined in accordance with Section 2.3 hereof), relating to (A) operations of Globe or its Subsidiaries or their predecessors, successors, affiliates or suppliers other than the Brazilian Business or the Alloy Business, and (B) the Brazilian Business, the Alloy Facility or the Alloy Business to the extent such Liabilities arise from, or relate to, the conduct of the Alloy Business, the Alloy Facility or the Brazilian Business prior to the Closing (including, without limitation, Liabilities related to, or arising under, Laws related to competition, trade or similar matters), irrespective of when a party first becomes aware of any such Liabilities;
          (iv) all Environmental Liabilities, to the extent not fully reflected with specificity as Brazilian Total Current Liabilities on the Closing Date Brazilian Balance

Sheet (as finally determined in accordance with Section 2.3 hereof) or Alloy Total Current Liabilities on the Closing Date Alloy Balance Sheet (as finally determined in accordance with Section 2.3 hereof); and
          (v) all Liabilities which constitute Excluded Liabilities.
          (b) Globe’s indemnification obligations arising under Section 9.1(a)(i) shall survive only until the eighteen (18) month anniversary of the Closing Date; provided, however, that the indemnification obligations under this Agreement related to the representations and warranties contained in (i) Sections 4.2, 4.3 and 4.19 (collectively, the “Globe Fundamental Representations”) and 4.20 shall survive without limitation, (ii) Section 4.16 shall survive until the end of the seventh anniversary of the Closing Date, (iii) Section 4.17(a) shall survive until the end of the third anniversary of the Closing Date and (iv) Sections 4.10, 4.11, and 4.12 shall survive until the expiration of the applicable statute of limitations plus a period of six (6) months. Globe’s indemnification obligations arising under Section 9.1(a)(ii)-(iv) shall survive only until the seventh anniversary of the Closing Date. No claim for the recovery of any Losses may be asserted by any DCC Indemnified Person after the termination of the applicable period as set forth in this Section 9.1(b); provided, however, that claims asserted in writing by any DCC Indemnified Person prior to the termination of the applicable period as set forth in this Section 9.1(b) shall not thereafter be barred.
          (c) Globe’s obligations to indemnify the DCC Indemnified Persons for Losses pursuant to Section 9.1(a)(i) (except for Globe Fundamental Representations and for Tax matters which are governed by ARTICLE X hereof) is subject to the limitation that no indemnification shall be made by Globe with respect to any claim unless the aggregate amount of Losses exceeds $1,750,000; however, if such aggregate amount exceeds $1,750,000, then in such event, indemnification shall be made by Globe for the full amount of Losses (including the first $1,750,000). In no event shall Globe’s aggregate obligations to indemnify the DCC Indemnified Persons for Losses pursuant to (I) Section 9.1(a)(i)-(iv) (except for Globe Fundamental Representations and Tax matters which are governed by Section 10.1(a) hereof) exceed the Purchase Price Cap or (II) Section 9.1(a)(iv) exceed the Environmental Liability Cap. For the avoidance of doubt, (a) in the event DCC Indemnified Persons’ aggregate Losses pursuant to Section 9.1(a)(i)-(iii) exceed $30,000,000, then the Environmental Liability Cap would be reduced on a dollar for dollar basis by the amount of such excess and (b) in the event there are any DCC Indemnified Persons’ Losses pursuant to Section 9.1(a)(iv), the Purchase Price Cap would be reduced for Losses under Section 9.1(a)(i)-(iii) on a dollar for dollar basis by the amount of such excess, so that in no case shall Globe’s aggregate obligations to indemnify the DCC Indemnified Persons for Losses under Section 9.1(a)(i)-(iv) exceed the Purchase Price Cap. Globe’s obligations to indemnify the DCC Indemnified Persons for Losses resulting from or arising out of (I) a breach of a Globe Fundamental Representation pursuant to Section 9.1(a)(i), (II) Tax matters, which are governed by ARTICLE X, or (III) Section 9.1(a)(v) shall not be subject to the limitations contained in this Section 9.1(c). Notwithstanding anything herein to the contrary, Globe shall not have any indemnification obligations pursuant to this ARTICLE IX or have any responsibility for any Losses to the extent an adequate reserve for such Losses or a liability with respect to such specific Losses reasonably apparent on its face was included in the calculation of the Closing Alloy Net Working Capital or the Closing Brazilian Net Working

Capital or the parties had discussed and resolved such matters for such purposes. For the avoidance of doubt, a reserve for any Liability for interim Taxes, matters arising under Environmental Laws or for other matters shall not excuse Globe’s indemnification obligations with respect to such matters in excess of such reserve amounts.
          (d) Notwithstanding the limitations set forth in Section 9.1(c) hereof, in the event that (x) (i) the aggregate Losses under Section 9.1(a)(i)-(iv) exceed the Purchase Price Cap, (ii) the aggregate Losses under Section 9.1(a)(iv) exceed the Environmental Liability Cap or (iii) DCC’s claims hereunder would be time barred under Section 9.1(b), and (y) a DCC Indemnified Person suffers a Loss in respect of which DCC reasonably believes that Globe is entitled to indemnification pursuant to the terms of the Camargo Purchase Agreement or the Elkem Purchase Agreement, Globe shall, if requested by DCC, use its reasonable best efforts, at its cost and expense (other than reasonable out-of-pocket expenses, which shall be paid by DCC or the Alloy JV, as applicable), to pursue such claim for indemnification under the Camargo Purchase Agreement or the Elkem Purchase Agreement for any Losses otherwise not subject to indemnification under Section 9.1(a)(i)-(iv) (without regard to the limitations contained in Section 9.1(c)), on behalf of DCC and the applicable Subject Entity, to enforce and collect all payments related thereto and to promptly provide DCC and/or the applicable Subject Entity with any and all funds received in conjunction therewith.
          (e) For the avoidance of doubt, whether or not the Purchase Price Cap and/or the Environmental Cap have been reached shall be measured in relation to the Losses actually incurred by a DCC Indemnified Person pursuant to Section 9.1 (i.e., 49% of the aggregate Losses in the case of Alloy JV), irrespective of whether the amounts owed for such Losses are settled by payment to such DCC Indemnified Person (other than Alloy JV) or contributed to the Alloy JV pursuant to Section 9.4. In addition, DCC, in its discretion, may decide what claims are to be indemnified and subject to any indemnification limitations and which claims, above such indemnification limitations, would instead be subject to Section 9.1(d).
Section 9.2 Indemnification by DCC.
          (a) Subject to the limitations set forth in this ARTICLE IX, from and after the Closing, DCC shall indemnify, defend and hold harmless Globe and each of its Subsidiaries, affiliates and Representatives (and the respective heirs, successors and assigns of each of the foregoing) (the “Globe Indemnified Persons”) from and against and in respect of all Losses, whether or not involving a Third Party claim, which are caused by, arise from or are related to:
          (i) any breach of any representation or warranty made by or pursuant to ARTICLE V,
          (ii) any breach of any covenant or other agreement of DCC contained in this Agreement other than Section 6.4(c), or
          (iii) the operation by DCC Brazil of the business of the Brazilian Entities following the Closing (except to the extent any such Losses are proximately related to any action or inaction by any Globe Indemnified Persons prior to the Closing or the operation of the Brazilian Business and the Brazilian Entities prior to the Closing).
          (b) DCC’s indemnification obligations arising from Section 9.2(a)(i) shall survive only until the eighteen-month anniversary of the Closing Date. DCC’s indemnification obligations arising under Section 9.2(a)(ii)-(iii) shall survive only until the seventh anniversary of the Closing Date. No claim for the recovery of any Losses may be asserted by any Globe Indemnified Person after the termination of the applicable period as set forth in this Section 9.2(b); provided, however, that claims asserted in writing by any Globe Indemnified Person prior to the termination of the applicable period as set forth in this Section 9.2(b) shall not thereafter be barred.
          (c) DCC’s obligations to indemnify the Globe Indemnified Persons for Losses pursuant to Section 9.2(a)(i) is subject to the limitation that no indemnification shall be made by DCC with respect to any claim unless the aggregate amount of Losses exceeds $1,750,000; however, if such aggregate amount exceeds $1,750,000, then in such event, indemnification shall be made by DCC Brazil or DCC Alloy for the full amount of Losses (including the first $1,750,000). In no event shall DCC aggregate obligations to indemnify the Globe Indemnified Persons for Losses pursuant to Section 9.2(a)(i)-(iii) exceed the Purchase Price Cap.
Section 9.3 Notice of Claim; Defense.
          (a) A DCC Indemnified Person or a Globe Indemnified Person that desires to seek indemnification under any part of this ARTICLE IX (each, an “Indemnified Person”) shall give to each party responsible or alleged to be responsible for indemnification hereunder (an “Indemnitor”) prompt notice of any Indemnified Person or Third Party claim that may give rise to any indemnification obligation under this ARTICLE IX, together with the estimated amount of such claim (if then estimable); provided that notice shall be deemed to have been given in accordance with the foregoing requirement on the date hereof without any further action by a DCC Indemnified Person or Globe Indemnified Person (as applicable) with respect to the matters set forth on Section 9.3(a) of the Disclosure Letter; provided further the foregoing shall not be deemed a waiver by Globe of any of its rights under this Agreement. Failure to give such notice (including, for the sake of clarity, by failing to list such item on Schedule 9.3(a) of the Disclosure Letter) shall not affect the indemnification obligations hereunder in the absence of actual and material prejudice and in such case, only to the extent of such prejudice. To the extent that any item listed on Schedule 9.3(a) of the Disclosure Letter has not yet resulted in a formal claim or complaint by a Governmental Authority or Third Party complaint, after the date hereof, the DCC Indemnified Persons shall use their reasonable best efforts to promptly provide notification of such formal claim or complaint received by such party; provided that any failure to provide such notification shall not affect any indemnification obligations hereunder in the absence of actual and material prejudice and in such case, only to the extent of such prejudice.
          (b) The Indemnitor shall have the right to assume the defense (at its expense) of any such claim through counsel of such Indemnitor’s own choosing by so notifying the Indemnified Persons within fifteen (15) Business Days of the first receipt by such Indemnitor of such notice from the Indemnified Persons; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnified Persons. In addition, if under applicable standards of professional conduct, a conflict between any Indemnified Persons and any Indemnitor exists in respect of such Third Party claim, the Indemnitor shall pay the reasonable fees and expenses of such additional counsel as may be required to be retained in order to resolve such conflict (but not more than one firm of counsel). The Indemnitor shall be liable for the fees and expenses of counsel employed by the Indemnified Persons for any period during which the Indemnitor has not assumed the defense of any such Third Party claim. If the Indemnitor assumes such defense, the Indemnified Persons shall have the right to participate in the defense thereof, including meeting with applicable Governmental Authorities and other Third Party claimants and to employ counsel, at its own expense, separate from the counsel employed by the Indemnitor. If the Indemnitor chooses to defend or prosecute any Third Party claim, the Indemnified Persons shall agree to any settlement, compromise or discharge of such Third Party claim that the Indemnitor may recommend and that, by its terms, discharges the Indemnified Persons from any Liability in connection with such Third Party claim; provided, however, that, without the consent of the Indemnified Persons, the Indemnitor shall not consent to, and the Indemnified Persons shall not be required to agree to, the entry of any judgment or enter into any settlement that (i) provides for injunctive or other non-monetary relief affecting the Indemnified Persons or any affiliate of the Indemnified Persons, (ii) require actions that in more than a de minimis manner interfere with or limit the operations of the Alloy Business or the Brazilian Business or (iii) does not include as an unconditional term thereof the giving of a release from all Liability with respect to such claim by each claimant or plaintiff for the benefit of each Indemnified Person (and without any fund being expended by the Indemnified Person thereunder).
          (c) To the extent that any indemnification limitation set forth in Section 9.1(c) applicable to a claim is exceeded, the Indemnified Person shall, thereafter, have the right to assume control of any such matters.
Section 9.4 Settlement of Indemnification Obligations. Following the determination of any amounts owed to an Indemnified Person pursuant to Section 9.1 or 9.2, the indemnification obligation shall be satisfied, in each case, by payment of such amount in immediately available funds to an account designated by:
          (a) DCC, in the case such indemnification obligation arises out Section 9.1 and relates to the Brazilian Entities;
          (b) DCC, in the case such indemnification obligation arises out of Section 9.1 as the result of a breach of any Globe Fundamental Representations solely with respect to WV Alloys, Alloy JV or the Alloy Business;
          (c) Alloy JV, in the case such indemnification obligation arises out of Section 9.1 and relates to WV Alloys, Alloy JV or the Alloy Business (except for breaches of any Globe Fundamental Representations), unless DCC elects to receive the payment directly, in which event, DCC shall receive an amount equal to 49% of such Losses; and
          (d) Globe, in the case such indemnification obligation arising under Section 9.2.

Section 9.5 Characterization of Indemnification Payments. Any payments made pursuant to this ARTICLE IX or ARTICLE X shall be treated for all Tax purposes as adjustments to the Brazilian Interests Consideration or the Alloy Interests Contribution, as applicable.
Section 9.6 Effect of Investigation. The right to indemnification and all other remedies based on any representation, warranty, covenant or obligation contained in or made pursuant to this Agreement shall not be affected by any investigation conducted with respect to, or any Knowledge by any party acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the date the Closing occurs, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation. The waiver of any condition to the obligation of any party hereto to consummate the transactions contemplated hereby, where such condition is based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification or other remedy based on such representation, warranty, covenant or obligation.
Section 9.7 Limitations on Indemnification.
          (a) Notwithstanding the other provisions of this ARTICLE IX or ARTICLE X, the amount by which an Indemnitor is or may be required to pay to an Indemnified Person in respect of Losses for which indemnification is provided under this ARTICLE IX or ARTICLE X shall be reduced by any amounts actually received (including amounts actually received under insurance policies, which such Indemnified Person shall use its reasonable best efforts to collect) by the Indemnified Person from Third Parties in respect of such loss (such amounts are referred to herein as “Indemnity Reduction Amounts”). If any Indemnified Person receives any Indemnity Reduction Amounts in respect of a claim for which indemnification is provided under this Agreement after the full or partial amount of such claim has been paid by an Indemnitor, then the Indemnified Person shall promptly remit to the Indemnitor an amount equal to the excess, if any, of (i) the amount theretofore paid by the Indemnitor in respect of such claim, over (ii) the amount of the indemnity payment that would have been due if such Indemnity Reduction Amounts in respect thereof had been received before the indemnity payment was made.
          (b) EXCEPT WITH RESPECT TO AMOUNTS PAID OR PAYABLE BY AN INDEMNIFIED PERSON (OR ANY OF THE SUBJECT ENTITIES) IN CONNECTION WITH THIRD PARTY CLAIMS AND EXCEPT IN THE CASE OF FRAUD OR WILLFUL MISREPRESENTATION, AN INDEMNITOR SHALL NOT HAVE ANY LIABILITY TO ANY INDEMNIFIED PERSON FOR ANY LOSS OF PROFITS, SPECIAL, INDIRECT, CONSEQUENTIAL, EXEMPLARY, PUNITIVE OR INCIDENTAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE), WHETHER OR NOT THE INDEMNITOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.
          (c) Notwithstanding anything contained in this Agreement to the contrary, in the case of fraud or willful misrepresentation, the limitations on indemnification (including as to duration and amount) contained in Sections 9.1(b), 9.1(c), 9.2(b), and 9.2(c) shall not apply to any claim for indemnification under this ARTICLE IX or ARTICLE X by an Indemnified Person.

Section 9.8 Exclusive Remedy.
          (a) Except (i) in the case of fraud or willful misrepresentation and (ii) breaches of Sections 6.2(c), 6.2(i), 6.3(a), 6.3(b), 6.10, 6.11, 6.12 or 6.13 by Globe or any of its affiliates and for which the parties agree will be subject to Section 9.8(b) below, Globe and DCC agree that the indemnification provisions of this ARTICLE IX and ARTICLE X shall be the exclusive monetary remedy of the Indemnified Persons with respect to breaches of representations, warranties, covenants, obligations or other provisions of this Agreement and the Contribution Agreement, and no other remedy shall be had pursuant to any contract, misrepresentation, strict liability or other tort theory or otherwise by any party and its officers, directors, employees, agents, affiliates, attorneys, consultants, insurers, successors and assigns, all such remedies being hereby expressly waived to the fullest extent permitted under applicable Law. DCC and the DCC Indemnified Persons shall be entitled only to a single recovery for all Losses that arise in connection with the matter giving rise to a breach of representation, warranty or covenant, even if such matter shall involve breaches of multiple representations, warranties and covenants.
          (b) DCC and Globe acknowledge and agree that irreparable damage would occur and DCC would not have any adequate remedy at law in the event that any of the provisions of Sections 6.2(c), 6.2(i), 6.3(a), 6.3(b), 6.10, 6.11, 6.12 or 6.13 of this Agreement were not performed in accordance with their specific terms or were otherwise breached by Globe or its affiliates. It is accordingly agreed that DCC shall be entitled to an injunction or injunctions to prevent breaches of Sections 6.2(c), 6.2(i), 6.3(a), 6.3(b), 6.10, 6.11, 6.12 or 6.13 of this Agreement and to enforce specifically the terms and provisions of Sections 6.2(c), 6.2(i), 6.3(a), 6.3(b), 6.10, 6.11, 6.12 or 6.13 of this Agreement, this being in addition to the remedies to which the Indemnified Persons are entitled pursuant to Section 9.1(a)(ii) above.
Section 9.9 Tax Indemnification. Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed by ARTICLE X hereof, and shall not be subject to this ARTICLE IX, except as set forth in Section 10.8 hereof.
ARTICLE X
TAX MATTERS
Section 10.1 Tax Indemnification.
          (a) From and after the Closing, Globe shall indemnify, defend and hold harmless the DCC Indemnified Persons from and against and in respect of all Losses incurred by any of the DCC Indemnified Persons, whether or not involving a Third Party claim, which are caused by, arise from or are related to (i) all Taxes (or the non-payment thereof) of the Brazilian Entities, WV Alloys, Alloy JV and the Alloy Business for any Pre-Closing Tax Period (determined in accordance with Section 10.1(c) hereof), (ii) the breach or inaccuracy of any representation or warranty set forth in Section 4.12 hereof (it being agreed that for purposes of this Section 10.1(a)(ii) the representations and warranties set forth in Section 4.12 shall not be deemed to be qualified by any references therein to “materiality”), (iii) the breach or nonperformance of any covenant or agreement set forth in Section 6.1(b)(xvi), (iv) all Taxes imposed on any member of any consolidated, combined, affiliated or unitary group (including, without limitation any Taxes imposed pursuant to Treasury Regulation Section 1.1502-6 or a similar provision of any state, local or foreign Law) with which any of the Subject Entities files or has filed for any Pre-Closing Tax Period a Tax Return on a consolidated, combined, unitary or affiliated basis and (v) all payments made by the Subject Entities to any Governmental Authority or any other Person pursuant to any Tax sharing, Tax indemnification or Tax allocation agreement or arrangement to which any of the Subject Entities is or was a party on or prior to the Closing Date.
          (b) In no event shall Globe’s aggregate obligations to indemnify the DCC Indemnified Persons for Losses covered by Section 10.1(a) relating to the Brazilian Entities exceed the Brazilian Tax Cap, other than any Losses which are caused by, arise from or are related to, Tax Liabilities of the Brazilian Entities for any Tax period or portion thereof beginning on or after January 1, 2009, and ending on or before the Closing Date, which are not properly reflected on the Closing Date Brazilian Net Working Capital Statement, which shall not be subject to the Brazilian Tax Cap and shall not, for the avoidance of doubt, be taken into account in determining whether the Brazilian Tax Cap has been reached. Notwithstanding anything herein to the contrary, Globe shall not have any indemnification obligations pursuant to this Article X or have any responsibility for any Losses relating to Taxes to the extent an adequate reserve for such specific Losses or a Tax liability with respect to such specific Losses in each case reasonably apparent on its face was included in the calculation of the Closing Alloy Net Working Capital or the Closing Brazilian Net Working Capital, as applicable. For the avoidance of doubt, (i) a reserve for any Liability for interim Taxes or for other matters shall not excuse Globe’s indemnification obligations with respect to such matters in excess of such reserve amounts and (ii) the Brazilian Tax Cap is in addition to (and not limited by) the Purchase Price Cap.
          (c) For purposes of this Agreement, in the case of any Straddle Period:
          (i) the Taxes of the Subject Entities that are imposed on a periodic basis and not based on income or receipts (e.g., property taxes) attributable to the Pre-Closing Tax Period shall be equal to the product of such Taxes attributable to the entire Tax period and a fraction, the numerator of which is the number of days in such period that elapsed through the Closing Date and the denominator of which is the number of days in such Tax period; provided, however, that, if the amount of periodic Taxes imposed for such Tax period reflects different rates of Tax imposed for different periods within such Tax period, the formula described in the preceding clause shall be applied separately with respect to each such period within the Tax period; and
          (ii) the Taxes of the Subject Entities (other than those described in clause (i)) attributable to the Pre-Closing Tax Period shall be equal to the amount computed as if such Tax period ended as of the close of the Closing Date.
Section 10.2 Tax Filings.

          (a) Globe shall prepare, or cause to be prepared, consistent with past practice, and file, or cause to be filed, all Tax Returns of the Subject Entities that are due on or before the Closing Date.
          (b) DCC shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of the Brazilian Entities for Pre-Closing Tax Periods that are due after the Closing Date. With respect to any such Tax Return: (i) such Tax Return shall be prepared in a manner consistent with past practice, (ii) DCC shall provide Globe with a copy of such Tax Return at least fifteen (15) days prior to the due date for filing such Tax Return (after taking into account any applicable extensions or waivers) (the “Due Date”), (iii) Globe shall provide DCC with Globe’s comments to such Tax Return, if any, within seven (7) days of receiving the copy of such Tax Return, and DCC shall incorporate such comments provided by Globe that relate to a Pre-Closing Tax Period that are consistent with past practice and (iv) Globe shall pay DCC (in accordance with Section 9.4(b) hereof) the amount of Taxes shown to be due on such Tax Return that is allocable to the Pre-Closing Tax Period no later than three (3) Business Days prior to the final due date for payment of the Taxes related to such Tax Return or, if such due date occurs before DCC provides Globe with a copy of such Tax Return pursuant to clause (i) above, no later than five (5) Business Days prior to the Due Date.
Section 10.3 Cooperation on Tax Matters. DCC and the Brazilian Entities, on the one hand, and Globe, on the other hand, shall cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Sections 10.2(b) and (c) and any Tax Audit relating to the Brazilian Entities. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Audit. To the extent not delivered to DCC pursuant to this Agreement, Globe agrees to retain all Books and Records with respect to Tax matters pertinent to the Brazilian Entities relating to any Pre-Closing Tax Period until the expiration of the statute of limitations (and, to the extent notified by DCC, any extensions thereof) of the respective Tax periods, and to give DCC reasonable written notice prior to transferring, destroying or discarding any such Books and Records and, if DCC so requests, Globe shall allow DCC to take possession of such Books and Records.
Section 10.4 Transfer Taxes. All sales, use, gross receipts, transfer, value added, intangible, recordation, documentary stamp or similar Taxes or charges of any nature whatsoever (together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto) (collectively, “Transfer Taxes”), applicable to, or resulting from, the transactions contemplated by this Agreement, if any, shall be borne 51% by Globe and 49% by DCC; provided, however, that any Transfer Taxes applicable to, or resulting from, the Restructuring Transactions related to the Brazilian Entities shall be borne solely by Globe. Globe or DCC (if required by applicable Law) shall prepare and timely file all Tax Returns required to be filed in respect of any such Transfer Taxes. The party preparing and filing any Tax Return contemplated by this Section 10.4 shall permit the other party to review and comment on such Tax Return prior to filing. The filing party shall provide the other party with a true copy of each such Tax Return as filed and evidence of the timely filing thereof.
Section 10.5 Tax Proceedings.

          (a) If any Third Party shall notify any DCC Indemnified Person of any Tax Audit with respect to Taxes or other payments which may give rise to a claim for indemnification against Globe under this ARTICLE X (each, a “Tax Proceeding”), DCC shall promptly notify Globe thereof in writing; provided that notice shall be deemed to have been given in accordance with the foregoing requirement on the date hereof without any further action by a DCC Indemnified Person or Globe Indemnified Person (as applicable) with respect to the matters set forth on Section 9.3(a) of the Disclosure Letter; provided further the foregoing shall not be deemed a waiver by Globe of any of its rights under this Agreement. The failure so to notify (including, for the sake of clarity, by failing to list such item on Schedule 9.3(a) of the Disclosure Letter) shall not relieve Globe of its indemnification obligation provided under this ARTICLE X except to the extent Globe shall have been materially prejudiced as a result of such failure.
          (b) If any Tax Proceeding involves solely Taxes, or other payments, giving rise to indemnity under this Article X, of the Brazilian Entities for Tax periods ending on or before the Closing Date (a “Pre-Closing Tax Proceeding”) Globe shall be entitled to employ counsel, at Globe’s own expense, reasonably acceptable to DCC, and shall have the right to control the conduct of such Pre-Closing Tax Proceeding. If Globe controls a Pre-Closing Tax Proceeding, Globe shall keep DCC informed regarding the progress and substantive aspects of such Tax Proceeding, and DCC shall be allowed to attend the Tax Proceeding and take part in all discussions and meetings with the relevant Governmental Authority. If the result of a Pre-Closing Tax Proceeding could reasonably be expected to either increase materially the Tax liability of a DCC Indemnified Person in a period that ends after the Closing Date or result in Losses of the Brazilian Entities that, together with any amounts previously paid pursuant to Article X with respect to Losses of the Brazilian Entities, exceed the Brazilian Tax Cap and Globe controls such Pre-Closing Tax Proceeding, Globe shall: (i) consult in good faith with DCC before taking any significant action in connection with the Pre-Closing Tax Proceeding that might adversely affect the DCC Indemnified Persons, (ii) consult in good faith with DCC and afford DCC a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such Pre-Closing Tax Proceeding (including, to the extent practicable, any documents furnished to the applicable Governmental Authority in connection with any discovery request) to the extent such materials concern matters in the Pre-Closing Tax Proceeding that might adversely affect the DCC Indemnified Persons, (iii) conduct the Pre-Closing Tax Proceeding diligently and in good faith, and (iv) not pay, discharge, settle, compromise, litigate, or otherwise dispose (collectively, “dispose”) of any item subject to such Pre-Closing Tax Proceeding without obtaining the prior written consent of DCC, which consent shall not be unreasonably withheld, conditioned, or delayed. If Globe does not elect to control a Pre-Closing Tax Proceeding, DCC shall control such Pre-Closing Tax Proceeding and shall (x) keep Globe informed regarding the progress and substantive aspects of such Pre-Closing Tax Proceeding, and (y) not dispose of such Pre-Closing Tax Proceeding without obtaining the prior written consent of Globe, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the identity of the party controlling the Pre-Closing Tax Proceeding, Globe shall pay the DCC Indemnified Persons the amount of Taxes or other payments due pursuant to the disposition of the Pre-Closing Tax Proceeding that Globe is obligated to indemnify the DCC Indemnified Persons for pursuant to Section 10.1(a), within five (5) Business Days of the due date of the payment of such amount.”

           (c) If a Tax Proceeding involves Taxes, or other payments, giving rise to indemnity under this ARTICLE X, of the Brazilian Entities for any Straddle Period or any Post-Closing Tax Period, the DCC Indemnified Persons shall attempt in good faith to sever the Tax Proceeding to (I) a Pre-Closing Tax Proceeding, which shall be subject to subsection (b) above, and (II) all other Tax Proceedings, the conduct of which shall be controlled by DCC at its own expense, subject to the provisions set forth below; if the attempt to sever the Tax Proceeding fails, DCC shall at its own expense control the conduct of the full Tax Proceeding pursuant to the provisions set forth below. If a Tax Proceeding whose conduct is controlled by DCC involves any Tax, or other payment, giving rise to indemnity under this ARTICLE X, (i) DCC shall keep Globe informed about, and shall consult with Globe in good faith before taking any significant action in connection with, any items in such Tax Proceeding with respect to Taxes, or other payments, for which Globe may be liable, (ii) DCC shall consult in good faith with Globe and afford Globe a reasonable opportunity to comment, at Globe’s own expense, before submitting any written materials prepared or furnished in connection with such Tax Proceeding (including, to the extent practicable, any documents furnished to the applicable Governmental Authority in connection with any discovery request) to the extent such materials concern matters in the Tax Proceeding with respect to Taxes, or other payments, for which Globe may be liable, (iii) DCC shall conduct the Tax Proceeding diligently and in good faith, (iv) DCC shall not dispose of any item subject to such Tax Proceeding with respect to Taxes, or other payments, for which Globe may be liable without obtaining the prior written consent of Globe, which consent shall not be unreasonably withheld, conditioned or delayed, and (vi) Globe shall pay the DCC Indemnified Persons the amount of Taxes or other payments due pursuant to such disposition that Globe is obligated to indemnify the DCC Indemnified Persons for pursuant to Section 10.1(a), within five (5) Business Days of the due date of the payment of such amount.
          (i) The DCC Indemnified Persons, in their sole discretion and at their own expense, shall control any other Tax Proceeding that involves Taxes, or other payments, of the Brazilian Entities.
Section 10.6 Tax Sharing Agreements. All Tax sharing agreements or similar agreements with respect to or involving the Subject Entities, written or oral, shall be terminated as of the Closing Date and, after the Closing Date, the Subject Entities shall not be bound thereby or have any Liability or obligation thereunder.
Section 10.7 Tax Refunds and Credits.
           (a) Any refunds or credits of Taxes of the Brazilian Entities for any Pre-Closing Tax Period other than any such refunds or credits relating or attributable to the recoverables set forth on Section 10.7 of the Disclosure Letter (except as provided on such schedule), shall be for the account of Globe and shall be paid or caused to be paid by DCC to Globe within ten (10) Business Days after receipt of such refund or after the relevant Tax Return is filed which causes the credit to become available to DCC or the Brazilian Entities; provided, however, that in the event that any such refund or credit is subsequently reduced or denied as a result of any adjustment required by any Governmental Authority, Globe shall pay back such amount to DCC. Any refunds or credits of Taxes of the Brazilian Entities for any Post-Closing Tax Period shall be for the account of DCC. Any refunds or credits of Taxes of the Brazilian

Entities for any Straddle Period shall be apportioned between a Pre-Closing Tax Period and a Post-Closing Tax Period in the same manner as the Liability for such Taxes is apportioned pursuant to Section 10.1.
           (b) Any refunds or credits of Taxes of WV Alloys for any Pre-Closing Tax Period shall be for the account of Globe. Any refunds or credits of Taxes of Alloy JV for any Post-Closing Tax Period shall be apportioned between Globe and DCC as set forth in the Alloy JV LLC Agreement. Any refunds or credits of Taxes of Alloy JV for any Straddle Period shall be apportioned between a Pre-Closing Tax Period and a Post-Closing Tax Period in the same manner as the Liability for such Taxes is apportioned pursuant to Section 10.1.
Section 10.8 Exclusivity. Except as otherwise provided in this ARTICLE X, and except with respect to Sections 9.1(b), 9.1(c), 9.5, 9.6, 9.7, 9.8 and 9.9, this ARTICLE X shall exclusively govern all matters related to Taxes under this Agreement and ARTICLE IX shall not apply to such matters.
ARTICLE XI
MISCELLANEOUS
Section 11.1 Survival of Covenants, Representations and Warranties. Each of the covenants, representations and warranties of Globe and DCC in this Agreement shall terminate at the earlier of (i) the termination of this Agreement in accordance with its terms (except as contemplated by Section 8.2), (ii) with respect to representations and warranties, the expiration of the applicable periods set forth in Section 9.1(b) and Section 9.2(b) hereof or (iii) with respect to covenants and agreements to be performed prior to the Closing, 12 months following the Closing Date (it being understood that all other covenants and agreements shall continue in full force and effect following the Closing in accordance with their terms); provided, that nothing in Articles IX or X or this Section 11.1 shall relieve the parties or their respective Representatives of any Liability following the Closing Date for any willful or fraudulent misrepresentations contained herein or in any other certificate or writing delivered pursuant hereto.
Section 11.2 Amendments; No Waivers.
          (a) Any provision of this Agreement (including the Disclosure Letter and the Exhibits hereto) may be amended or waived at any time prior to the Closing if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.
          (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.
Section 11.3 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be deemed to have been duly given upon receipt when delivered in person, by facsimile or email (receipt confirmed) or by overnight courier or registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):
if to Globe to:
Globe Specialty Metals, Inc.
One Penn Plaza
250 W. 34th Street, Suite 2514
New York, New York 10119
Attention: Stephen Lebowitz, Chief Legal Officer
Fax: 212-798-8185
E-mail: slebowitz@glbsm.com
with a copy (which shall not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention: Steven J. Gartner
                 William H. Gump
Fax: 212-728-8111
E-mail: sgartner@willkie.com
             wgump@willkie.com
if to DCC to:
Dow Corning Corporation
2200 W. Salzburg Road
Midland, Michigan 48686-0994
Attention: Sue K. McDonnell
                 Senior Vice President, General Counsel & Secretary
Fax: 989-496-1709
E-mail: sue.mcdonnell@dowcorning.com
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: David J. Friedman
Fax: 212-735-2000
E-mail: David.Friedman@skadden.com
Section 11.4  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that any party hereto may each transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights or obligations under this Agreement, but any such transfer or assignment shall not relieve such assigning party of its obligations hereunder.
           Section 11.5 Governing Law. This Agreement, including all matters of construction, validity and performance, shall be construed in accordance with and governed by the law of the State of New York (without regard to principles of conflicts or choice of laws) as to all matters, including but not limited to, matters of validity, construction, effect, performance and remedies.
            Section 11.6 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the New York, New York and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.3 shall be deemed effective service of process on such party.
            Section 11.7 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
            Section 11.8 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, including by facsimile, of which together shall be deemed an original, but all of which together shall constitute one and the same instrument.
            Section 11.9 Entire Agreement. This Agreement (including the Disclosure Letter and the Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof and thereof.
            Section 11.10 Third Party Beneficiaries. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a permitted successor or assign of such a party.
            Section 11.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
            Section 11.12 Construction; Interpretation.
          (a) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) unless otherwise specified herein, the term “affiliate”, with respect to any Person, shall mean and include any Person controlling, controlled by or under common control with such Person, (ii) the term “including” shall mean “including, without limitation,” (iii) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires, (iv) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Disclosure Letter and the Exhibits hereto) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified, (v) the word “or” shall not be exclusive, and (vi) each of Globe and DCC will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires). Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns. Any payment required to be made by any party hereto pursuant to this Agreement shall be made without setoff in United States Dollars, unless otherwise specified. For purposes of determining Brazilian Net Working Capital, with respect to those items denominated in Brazilian Reais, an exchange rate of 1.9518 Brazilian Reais to one United States Dollar shall be utilized, except for line items of cash and Indebtedness, for which the exchange rate in effect as of the Closing Date shall be utilized.
          (b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
          (c) Any reference to any federal, state, local or non-United States statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.
            Section 11.13 Changes in Equity Interests. For all purposes of this Agreement, the Brazilian Interests and the Alloy Interests shall include any securities issued or exchanged with respect to thereto upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the applicable Subject Entity or any other change in the applicable Subject Entity’s capital structure.
            Section 11.14 Obligations of the Subject Entities; Guarantee.
          (a) Whenever this Agreement requires a Subject Entity to take any action or to fail to take any action at or prior to the Closing, that requirement shall be deemed to include an agreement and undertaking on the part of Globe to cause the Brazilian Entities and WV Alloys, prior to the Restructuring Transactions and Alloy JV following the Restructuring Transactions to take that action or to fail to take that action, as applicable.
          (b) DCC hereby irrevocably and unconditionally guarantees to Globe the punctual and full performance of all obligations, including, without limitation all indemnification and payment obligations (in cash), of DCC Brazil and DCC Alloy pursuant to this Agreement. To the extent that DCC Brazil or DCC Alloy fails to make any payment pursuant to this Agreement, DCC will make such payment specifically in accordance with the applicable provision of this Agreement, as if such payment were being made by DCC Brazil or DCC Alloy, as applicable.
            Section 11.15 Publicity. The parties hereto shall coordinate all publicity relating to this Agreement, the Ancillary Agreements, and the transactions contemplated by this Agreement, and no party hereto shall issue any press release, publicity statement, or other public notice relating to this Agreement, the Ancillary Agreements, or the transactions contemplated by this Agreement, without the prior consent of the other parties hereto except to the extent that a particular action is required by applicable Law.
            Section 11.16 Disclosure Letter. The Disclosure Letter shall be arranged to correspond to the representations and warranties in ARTICLE IV of this Agreement, and the disclosure in any portion of the Disclosure Letter shall qualify the corresponding provision in ARTICLE IV and any other provision or section of ARTICLE IV to which it is reasonably apparent on its face that such disclosure relates. In the Disclosure Letter, (a) all capitalized terms used but not defined therein shall have the meanings assigned to them in this Agreement, (b) the section numbers correspond to the section numbers in this Agreement and (c) inclusion of any item in a Disclosure Letter (i) does not represent a determination that such item is material or establish a standard of materiality, (ii) does not represent a determination that such item did not arise in the ordinary course of business, (iii) does not represent a determination that the transactions contemplated hereby require the consent of Third Parties and (iv) shall not constitute, or be deemed to be, an admission to any Third Party concerning such item.
[Signature page follows]

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

GLOBE SPECIALTY METALS, INC.
By:	/s/ Jeff Bradley
	Name:	Jeff Bradley
	Title:	Chief Executive Officer

DOW CORNING CORPORATION
By:	/s/ Robert D. Hansen
	Name:	Robert D. Hansen
	Title:	Executive Vice President and General Manger Core Products Business